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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MEDIAMIND TECHNOLOGIES INC.
(Name of Subject Company)

MEDIAMIND TECHNOLOGIES INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

58449C100
(CUSIP Number of Class of Securities)

Vered Raviv-Schwarz
General Counsel and Corporate Secretary
135 West 18th Street, 5th Floor
New York, NY 10011
(646) 202-1320
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

William Aaronson
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

  (a)    Name and Address.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is MediaMind Technologies Inc., a Delaware corporation (the "Company" or "MediaMind"). The address of the principal executive offices of the Company is 135 West 18th Street (5th Floor), New York, NY 10011, and the telephone number of the principal executive offices of the Company is (646) 202-1320.

  (b)    Class of Securities.

        The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.001 per share, of the Company (the "Shares"). As of the close of business on June 22, 2011, there were 88,000,000 Shares authorized, of which 19,528,764 were outstanding.

Item 2.    Identity and Background of Filing Person.

  (a)    Name and Address.

        The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

  (b)    Tender Offer.

        This Schedule relates to the tender offer by DG Acquisition Corp. VII, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of DG FastChannel, Inc., a Delaware corporation ("DG"), to purchase all of the outstanding Shares of the Company for $22.00 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 24, 2011 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal") (which, as amended or supplemented from time to time, together constitute the "Offer"). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on June 24, 2011 by Purchaser and DG (as amended or supplemented from time to time, the "Schedule TO").

        The Offer is being made pursuant to an Agreement and Plan of Merger dated as of June 15, 2011 (the "Merger Agreement") among the Company, DG and Purchaser. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference. The Merger Agreement provides, among other things, that, upon the terms and subject to the conditions set forth in the Merger Agreement, as soon as practicable after the consummation of the Offer, and in accordance with the Delaware General Corporation Law (the "Delaware Law" or the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of DG (the "Surviving Corporation"). At the effective time of the Merger (the "Merger Effective Time"), each outstanding Share (other than Shares, if any, owned by MediaMind, DG and their respective subsidiaries (including Purchaser) and Shares owned by MediaMind stockholders who are entitled to and properly exercise appraisal rights under the DGCL) will be converted into the right to receive the price per Share paid in the Offer, in cash, without interest (the "Merger Consideration"). The Merger is subject to the satisfaction or waiver of certain conditions as set forth in the Merger Agreement.

        The Schedule TO states that the principal executive offices of Purchaser and DG are located at 750 West John Carpenter Freeway, Suite 7000, Irving, TX 75039, and the telephone number for each is (972) 581-2000.

Item 3.    Past Contracts, Transactions, Negotiations and Agreements.

        Except as described herein or in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A, which is incorporated by reference herein (the "Information Statement"), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) DG, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser's right pursuant to the Merger Agreement to designate persons to the Board of Directors of the Company (the "Board") after acquiring Shares pursuant to the Offer.

  (a)    Arrangements with Executive Officers and Directors of the Company.

        In considering the recommendation of the Board to tender Shares in the Offer, stockholders should be aware that the Company's executive officers and directors have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of stockholders generally. The Board was aware of these agreements and arrangements during its deliberations of the merits of the Merger Agreement and in determining the recommendation set forth in this Schedule 14D-9.

  Stock Options and Employment Agreements

        The Merger Agreement provides that, upon consummation of the Merger, each outstanding option to purchase Shares (each, an "Option") that is (i) then outstanding, vested and exercisable (including for such purpose any such Option that will vest and become exercisable at the Merger Effective Time (the "Exercisable Options") or (ii) not an Exercisable Option and that is held by a non-employee director of the Company (collectively, together with the Exercisable Options, the "Cashout Options") shall be canceled. In consideration of such cancellation, the Company shall pay to each holder of a Cashout Option a cash amount (subject to applicable withholding taxes) equal to the excess, if any, of the per Share amount paid in the Offer over the per Share exercise price of such Option multiplied by the number of Shares issuable upon exercise of such Option.

        The Merger Agreement provides that, upon consummation of the Merger, each outstanding Option that is not a Cashout Option shall be converted into an option to purchase, on substantially the same terms and conditions as were applicable to such Option as of immediately prior to the Merger Effective Time, the number of common shares of DG (rounded down to the next whole share) equal to the number of Shares issuable upon exercise of such Option multiplied by a fraction, the numerator of which is the per Share amount paid in the Offer and the denominator of which is the average of the volume weighted average price per common share of DG on the Nasdaq Global Select Market on each of the five consecutive trading days ending on and including the trading day prior to the date of the Merger Effective Time, weighted by the total volume of trading in common shares of DG on each such trading day, calculated to the nearest one-tenth of one cent.

        As noted above, upon consummation of the Merger, each Option that is held by any of the Company's six non-employee directors will be canceled in consideration of a cash amount determined as specified above. Assuming that the Merger is consummated on July 25, 2011, three of the Company's non-employee directors—Michael J. Kelly, Timothy I. Maudlin and James Warner—will hold Options that are not then vested and exercisable, which, in each case, will be canceled in consideration of a cash payment of $20,640.

        Pursuant to their employment agreements with the Company or one of its subsidiaries, a portion of the unvested and unexercisable Options held by the Company's executive officers will accelerate upon consummation of the Merger, and an additional portion will accelerate on termination of the officers' employment without cause within 12 months after such consummation. The Company's executive officers include four named executive officers—Gal Trifon, Chairman and Chief Executive Officer, Ofer Zadikario, Chief Solutions Officer, Sarit Firon, Chief Financial Officer, and Andrew Bloom, Vice President for Strategic Business Development—and Amit Rahav, Vice President, Marketing. Assuming that the Merger is consummated on July 25, 2011, the value of the accelerated vesting of Mr. Rahav's Options upon such consummation is $257,934, and the value of the accelerated vesting of his Options on termination of his employment without cause within 12 months after such consummation is $300,923. For the values of the accelerated vesting of the Options held by the Company's named executive officers, see below under "Item 8: Golden Parachute Compensation".

        Mr. Trifon and Mr. Zadikario have each entered into an amended and restated employment agreement with the Company's subsidiary, MediaMind Technologies, Ltd. that is subject to, and will become effective on, the consummation of the Merger. Each of the agreements provides for an increase in the executive's base salary as well as a grant, after the consummation of the Merger, of options to purchase common shares of DG (75,000 shares for Mr. Trifon and 50,000 shares for Mr. Zadikario). For additional information relating to, and the estimated values of, such options, see below under "Item 8: Golden Parachute Compensation". The employment agreements also provide for salary increases: for Mr. Trifon from $25,241 to $27,303 per month, and for Mr. Zadikario from $19,293 to $20,684 per month. These amounts reflect the U.S. dollar equivalents of the amounts that would be payable in NIS, as converted based on the spot exchange rate of 3.421 on June 22, 2011.

  Cash Severance

        Pursuant to the Merger Agreement, DG has agreed during the first year after the consummation of the Merger to provide six months notice prior to terminating without cause the employment of any of the Company's employees who hold the title of Vice President or above. DG may elect, in lieu of providing such notice, to provide the employee with base salary and cash incentive compensation for such six month period. On such termination of Mr. Rahav's employment, assuming DG elects to provide him with payment in lieu of notice, he will be entitled to a payment of $123,491, consisting of $101,725 of base salary and $23,000 of cash incentive compensation. The base salary portion of such payment represents the U.S. dollar equivalent of the amount that would be payable to Mr. Rahav in Israeli New Shekels ("NIS"), as converted based on the spot exchange rate of 3.421 on June 22, 2011. For the amounts of the payments in lieu of notice to which the Company's named executive officers would be entitled on such terminations, see below under "Item 8: Golden Parachute Compensation".

  Director and Officer Indemnification and Insurance

        Pursuant to the terms of the Merger Agreement, for six years after the Merger Effective Time, DG will cause the surviving company of the Merger to indemnify and hold harmless each current and former officer and director of the Company (each, an "Indemnified Person") in respect of acts or omissions occurring at or prior to the Merger Effective Time to the fullest extent permitted by the DGCL or any other applicable law or provided under the Company's articles of incorporation and bylaws in effect on the date of the Merger Agreement. The indemnification obligations described in this paragraph are subject to any limitations imposed from time to time under applicable law.

        In addition, DG will cause the surviving company of the Merger to continue in full force and effect for a period of six years from the Merger Effective Time the provisions in existence in the surviving company's and its subsidiaries' articles of incorporation and bylaws and other organizational documents in effect on the date of the Merger Agreement regarding elimination of liability of directors, indemnification and exculpation of officers, directors and employees and advancement of expenses.

        DG agreed pursuant to the Merger Agreement that the surviving company of the Merger will maintain for a period of at least six years after the Merger Effective Time a prepaid "tail" insurance policy that is substantially equivalent to and in any event not less favorable in the aggregate than the Company's existing policy. In satisfying its obligations described in this paragraph, DG will not be obligated to pay amounts in the aggregate in excess of 200% of the last annual premium paid prior to the date of the Merger Agreement.

  (b)    Arrangements with DG and Purchaser.

  Merger Agreement

        The summary of the Merger Agreement and the description of the conditions to the Offer in Sections 13 and 14, respectively, of the Offer to Purchase (the "Offer to Purchase") that is filed as Exhibit (a)(1)(A) to the Schedule TO and that is being mailed to stockholders of the Company together with this Schedule are incorporated herein by reference. The summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

  Confidentiality Agreement

        On April 16, 2011, the Company and DG signed a Confidentiality Agreement (the "Confidentiality Agreement") providing that, subject to the terms of the Confidentiality Agreement, the receiving party and its representatives shall keep confidential certain non-public information provided by the disclosing party. The Confidentiality Agreement, a copy of which has been filed as Exhibit (e)(2) hereto, is more fully summarized in Section 13 of the Offer to Purchase and is incorporated herein by reference.

  Tender and Voting Agreement

        On June 15, 2011, DG and certain stockholders of the Company (the "Tendering Stockholders") signed a Tender and Voting Agreement (the "Tender and Voting Agreement") providing that, subject to the terms of the Tender and Voting Agreement, the Tendering Stockholders shall tender all Shares beneficially owned by them in the Offer. The Tender and Voting Agreement, a copy of which has been filed as Exhibit (e)(3) hereto, is more fully summarized in Section 13 of the Offer to Purchase and is incorporated herein by reference.

        The Tendering Stockholders are: (i) Insight Venture Partners IV, L.P., Insight Venture Partners (Cayman) IV, L.P., Insight Venture Partners IV (Co-Investors), L.P., Insight Venture Partners IV (Fund B), L.P. and Insight Venture Management, L.L.C., each an affiliate of Insight Venture Partners, for which Deven Parekh, a director of the Company, serves as managing director; (ii) Sycamore Technologies Ventures L.P., of which Mr. Gamzu is the founder and which nominated Eli Barkat to the Board based on a stockholders' agreement that terminated upon the closing of the Company's public offering; (iii) BRM Group Ltd., of which Mr. Barkat is chairman and chief executive office; (iv) D Partners II (Cayman) LP; (v) Gal Trifon, Chairman and Chief Executive Officer of the Company; (vi) Guy Gamzu, a director of the Company; (vii) Cubit Investments Ltd., of which Mr. Gamzu is a director; (viii) Oz Internet Technologies, L.L.P.; (ix) Ofer Zadikario; and (x) Sarit Firon.

Item 4.    The Solicitation or Recommendation.

  (a)    Recommendation.

        The Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, the Company's stockholders, (ii) approved and declared advisable the Merger

Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in accordance with the requirements of the DGCL and (iii) recommended that the Company's stockholders accept the Offer and tender their Shares in the Offer.

  (b)    Background and Reasons for the Recommendation.

  Background

        In their ongoing efforts to enhance stockholder value, the Board and management of the Company regularly review and evaluate the Company's business plan and strategy, as well as potential strategic alternatives, including possible business combinations involving the Company.

        During the Spring of 2008, Scott Ginsburg, DG's Chairman and Chief Executive Officer, and Omar Choucair, DG's Chief Financial Officer, met with Gal Trifon, the Company's Chairman and Chief Executive Officer, to discuss possible business opportunities and collaborations between DG and the Company. Messrs. Ginsburg and Trifon met again during 2009, prior to the Company's initial public offering, to discuss a potential business relationship. Neither of these conversations led to an offer by DG to acquire the Company.

        In late 2010, Mr. Ginsburg contacted Deven Parekh, a director of the Company, to inquire whether the Company would be interested in a business combination with DG. Consistent with Board discussions concerning the desirability of operating as a standalone company for a period of time following the Company's initial public offering in 2010, Mr. Parekh informed Mr. Ginsburg that the Company was not interested in exploring a potential transaction but that the Company's management and Board of Directors might be receptive to considering a well-thought through merger proposal from a third party such as DG at a later date.

        In early 2011, the Company received several unsolicited communications from third parties expressing potential interest in a possible business combination transaction with the Company. At the time, the Board and management of the Company believed that the Company was undervalued in the public trading markets due to, among other things, limited analyst coverage and the Company's failure to meet performance expectations for the third fiscal quarter of 2010, and that the factors affecting the Company's valuation were unlikely to change in the near term. As a result, the Board and management of the Company thought that, in the interests of maximizing value for stockholders, it would be beneficial to the Company's stockholders for the Board to consider a business combination transaction with a sophisticated buyer who would be able to more appropriately value the Company's current cash flow and long-term business prospects and/or realize value through synergies achieved by combining the two companies.

        On February 16, 2011, Mr. Trifon met with representatives of an entity with operations in the industry in which the Company participates ("Bidder A") to discuss various commercial matters. During the meeting, Bidder A expressed a general interest in exploring a possible acquisition of the Company but did not discuss a potential purchase price. Mr. Trifon informed the Board of Bidder A's inquiry, and the Board directed Mr. Trifon to inform Bidder A that the Board had made no decision with respect to a possible sale of the Company but to have further discussions with Bidder A to get a sense of the extent of its interest in a possible transaction.

        Also on February 16, 2011, a representative of a financial sponsor ("Bidder B") contacted James Warner, a Director of the Company, and expressed a general interest in exploring a possible transaction with the Company. Mr. Warner advised Mr. Trifon of the communication, and on March 10, 2011, Mr. Trifon spoke with a representative of Bidder B about a possible acquisition of, or investment in, the Company. The parties did not discuss a purchase price and Mr. Trifon informed the bidder that the Board had made no decision with respect to a possible sale of the Company or investment transaction. Mr. Trifon informed the Board of the discussion with Bidder B, and the Board directed Mr. Trifon to have further discussions with Bidder B to get a sense of the extent of its interest in a possible transaction.

        On February 23, 2011, Neil Nguyen, DG's Chief Operating Officer, contacted Mr. Trifon and suggested the two meet to discuss a possible business transaction. Messrs. Trifon and Nguyen arranged to meet in mid-March.

        On or about March 2, 2011, the Board authorized Deven Parekh and Eli Barkat, two directors of the Company, to participate in future discussions with companies that indicated interest in a potential transaction with the Company. The Board's decision was based on the fact that Mr. Parekh and Mr. Barkat have extensive experience in the capital markets and with business combinations and played a significant role in the Company's initial public offering process.

        On March 7, 2011, Mr. Trifon met with representatives of Bidder A to discuss various matters, including Bidder A's expression of interest in discussing a possible acquisition of the Company. During this meeting, Mr. Trifon indicated to the representatives of Bidder A that the Board had made no decision with respect to a possible sale of the Company, and the parties did not discuss a potential purchase price for a possible acquisition at that time. Bidder A told Mr. Trifon that they would follow up with him on this matter. Mr. Trifon informed the Board of this discussion.

        In early March 2011, a representative of another financial sponsor ("Bidder C") was introduced to Mr. Trifon after the representative requested an introduction. On March 8, 2011, Mr. Trifon met with a representative of Bidder C. The parties discussed their companies generally but did not discuss a possible business combination transaction. The parties agreed to speak again the next time Mr. Trifon was in New York.

        On March 13, 2011, Messrs. Trifon and Nguyen met, and Mr. Nguyen informed Mr. Trifon that DG was interested in exploring a possible acquisition of the Company. Mr. Trifon indicated to Mr. Nguyen that further discussions should be had with Mr. Parekh.

        In early April, 2011, the Board directed Messrs. Barkat, Parekh and Trifon to recommend a financial advisor to assist the Company in its analysis of strategic alternatives.

        On April 1, 2011, Mr. Parekh spoke with Mr. Ginsburg via telephone, at which time Mr. Ginsburg indicated that DG remained interested in a possible acquisition of the Company and sent Mr. Parekh a presentation prepared by DG's financial advisor containing background information on DG and reasons in support of a business combination between the two companies. Mr. Parekh asked Mr. Ginsburg to be more specific in outlining DG's interest in the Company, and Mr. Ginsburg advised Mr. Parekh that he would get back to him.

        On April 4, 2011, representatives of Bidder A contacted Mr. Trifon, indicating that Bidder A remained interested in a possible acquisition of the Company and would be willing to pay $17.00 per Share in cash to acquire the Company. Mr. Trifon informed the Board of this contact and, on April 8, 2011, Messrs. Parekh and Barkat had a teleconference with representatives of Bidder A. Messrs. Parekh and Barkat indicated to the representatives of Bidder A that the Board had made no decision concerning a potential sale of the Company but that, if the Company were to decide to sell itself, it would conduct a formal process involving other potential purchasers.

        On April 5, 2011, Mr. Trifon met with Bidder B in New York to discuss Bidder B's interest in a possible acquisition of the Company.

        On April 6, 2011, Mr. Ginsburg called Mr. Parekh and proposed for DG to acquire all of the outstanding Shares of the Company at a purchase price of $18.00 per Share, with the consideration to include a mixture of cash and DG stock. Mr. Parekh told Mr. Ginsburg that he would inform the Board of DG's proposal but that the Board had made no decision with respect to the possible sale of the Company.

        On April 8, 2011, Mr. Trifon met with a representative from Bidder C, who indicated that Bidder C was interested in a possible acquisition of the Company but did not propose a purchase price.

Mr. Trifon introduced Bidder C to Mr. Parekh and requested that Bidder C follow up with Mr. Parekh concerning its interest.

        Later on April 8, 2011, the Board held a special meeting to discuss the unsolicited inquiries received. At the meeting, the Board discussed engaging a financial advisor to assist in its analysis of strategic alternatives, including a possible sale transaction. Messrs. Barkat, Parekh and Trifon recommended engaging Qatalyst Partners LP ("Qatalyst Partners" or "Qatalyst") as financial advisor for the following reasons: (i) Qatalyst was known to have successfully handled many acquisitions in the technology sector and had an excellent reputation; (ii) both Mr. Parekh and Mr. Trifon had interviewed advisors at Qatalyst and were impressed with their qualifications, expertise and knowledge of the business and affairs of the Company and the industry in which it operates; and (iii) Qatalyst had no prior or existing relationship with the Company and therefore could provide an independent perspective on the Company's prospects. Following discussion, the Board authorized the Company to engage Qatalyst as financial advisor to the Company. On April 9, 2011, the Company formally engaged Qatalyst. During the following ten days, Mr. Parekh informed DG, Bidder A, Bidder B and Bidder C that the Company was working with Qatalyst in connection with the Board's consideration of the Company's strategic alternatives.

        On April 14, 2011, the Board held a telephonic meeting at which Qatalyst and the Company's outside legal counsel, Davis Polk & Wardwell LLP ("Davis Polk") participated. During the meeting, the Board and Qatalyst reviewed strategic alternatives potentially available to the Company, including remaining an independent company and executing the Company's three-year operating plan. Following the discussion, the Board determined that the Company should engage in a formal and structured process with potential purchasers in order to determine whether a sale of the Company would maximize shareholder value. The Board and its advisors considered which potential purchasers to invite to participate in the process, taking into account the risk that the involvement of too many participants would discourage certain potential purchasers from investing their time and resources into evaluating a possible business combination transaction with the Company, would serve as a distraction to the Company's management during a crucial time for the Company in the execution of its business plan, and could increase the possibility that the process would become public, thereby potentially jeopardizing the Company's relationships with its clients and customers. Davis Polk reviewed with the Board its fiduciary duties in connection with the exploration of a potential sale process. The Board and Qatalyst then identified seven potential purchasers, including three financial sponsor purchasers (including Bidder B and Bidder C) and four strategic purchasers (including DG and Bidder A), which they determined to be the parties most likely to be interested in, and financially capable of, acquiring the Company and to offer the highest possible purchase price for the Company. The Board determined that approaching those bidders provided the best approach for maximizing stockholder value. The Board then authorized Qatalyst to invite those seven potential purchasers to participate in a process that would lead to their providing indications of interest in acquiring the Company.

        At its April 14, 2011 meeting, the Board also formed a transaction committee (the "Transaction Committee"), consisting of Messrs. Barkat and Parekh, which could meet more frequently and with less advance notice than the full Board, for the purpose of efficiently managing the sale process and interacting with the Company's financial advisors and directed the Transaction Committee to report to the Board as appropriate. The Board authorized the Transaction Committee to take any actions it deemed advisable in connection with the sale process, subject to the approval of the Board in the case of entering into any definitive agreement with respect to a sale of the Company.

        Over the next several days, Qatalyst invited the seven potential purchasers selected by the Board to participate in the sale process. One of the strategic purchasers declined to participate, and the Company did not have any further discussions with that party. The other six parties (including DG, Bidder A, Bidder B and Bidder C) were provided with a form of non-disclosure agreement. Between April 16 and April 29, 2011, Davis Polk negotiated the form of non-disclosure agreement with each of the six potential purchasers and each of them executed a non-disclosure agreement with the Company, which included a mutual one-year standstill provision. On April 16, 2011, the Company executed a non-disclosure agreement with DG. Following execution of a non-disclosure agreement, each potential purchaser and its representatives was granted access to an online dataroom to which the Company uploaded various disclosure materials, and the potential purchasers began to conduct due diligence on the Company, including in-person meetings with the Company's management. DG's and Bidder A's first in-person due diligence meetings with the Company's management were held on April 28 and May 4, 2011, respectively. During the weeks of April 25th and May 2nd, the Company conducted management presentations for each of the six potential purchasers. Each potential purchaser conducted follow-up diligence sessions with the Company's management and advisors over the following weeks.

        On May 6, 2011, a process letter with invitations for submissions of indications of interest, which process letter and enclosures had been reviewed and approved by the Transaction Committee, was sent by Qatalyst to the six potential purchasers. Subsequently, on May 8, 2011, Qatalyst distributed to each of the six potential purchasers a draft merger agreement prepared by Davis Polk that provided for the transaction to be completed through a tender offer and second step merger. The draft agreement also provided for a fully funded and committed deal with respect to financing with no financing contingency; for the ability of the Company to seek specific performance of the transactions contemplated by the agreement; and for the ability of the Company to terminate the agreement to accept an unsolicited superior proposal with a termination fee equal to 2% of equity value payable by the Company upon such a termination. The letter asked purchasers to submit proposals to acquire the Company by May 19, 2011.

        On May 14, 2011, Messrs. Trifon and Nguyen met to discuss the strategic possibilities of a potential combination and related diligence matters.

        On May 19, 2011, the Company received a non-binding proposal from DG to acquire the Company at a price of $20.00 per Share, which represented a premium of 26.50% over the closing price of the Shares on the previous trading day, with the purchase price to be funded through a debt financing commitment to be in place at the time of signing the merger agreement. DG included a revised draft of the merger agreement with its proposal. While the revised merger agreement did not include a financing condition, it did not provide a right of the Company to seek specific performance of the transactions contemplated by the agreement and limited the Company's ability to recover damages if DG were to be unable to consummate the Offer and the Merger because the financing providers failed to fund the committed amounts. The revised merger agreement also increased the termination fee payable by the Company upon a termination by the Company to enter into a superior transaction to 3.5% of equity value and provided that DG would, in addition, be entitled to the reimbursement of its expenses, with such reimbursement capped at 1% of equity value, upon such a termination.

        Also on May 19, 2011, the Company received a non-binding proposal from Bidder A to acquire the Company at a price range of $18.00 to $20.00 per Share, which represented a premium of 13.85% to 26.50% over the closing price of the Shares on the previous trading day. Bidder A was prepared to fully fund the acquisition out of available cash and would not require a third-party financing commitment. The revised draft of the merger agreement included with Bidder A's proposal increased the termination fee payable by the Company upon a termination by the Company to enter into a superior transaction to 5% of equity value. The agreement also preserved the ability of the Company to seek specific performance of the transactions contemplated by the agreement. In addition, Bidder A's proposal indicated that, as a condition to entering into an agreement with the Company, it would require certain members of the Company's management to agree to re-invest equity that would otherwise be fully vested and cashed out at the closing of the transaction in accordance with the terms of the applicable grant into a new equity plan of Bidder A.

        Each of the other four potential purchasers that had been invited to submit proposals to acquire the Company (including Bidder B and Bidder C) notified Qatalyst on or prior to May 19, 2011 that it would not be submitting a proposal to acquire the Company. The Company did not have any further discussions with those four parties.

        On May 20, 2011, the Board held a special meeting together with its financial and legal advisors to review the proposals received from DG and Bidder A. At that meeting, the Board also reviewed the Company's five-year operating plan, which had been recently prepared by the Company's management. The Board directed Qatalyst to inform each of DG and Bidder A that its offer was inadequate and to seek improved terms from each party. The Board also directed Davis Polk to engage with the legal counsel of each bidder in order to discuss their revised drafts of the merger agreement.

        Later in the day on May 20, 2011, Qatalyst separately contacted DG and Bidder A. Qatalyst advised DG that, in order to remain competitive in the sale process, it would need to increase its offer price and improve the remedies available to the Company in the event that DG failed to consummate the Offer and the Merger due to a failure of the lenders to provide the financing, and suggested to DG that a purchase price of at or close to $23.00 per Share might be acceptable to the Company. Qatalyst advised Bidder A that, in order to remain competitive in the sale process, it would need to increase its offer price and provide additional detail about the equity re-investment plan that it envisioned for certain members of the Company's management. On the same day, Davis Polk separately contacted legal counsel for DG and Bidder A to preliminarily discuss the issues raised by the revised drafts of the merger agreement. Davis Polk indicated to Latham and Watkins LLP ("Latham"), legal counsel to DG, that the Company was concerned about the risk of non-consummation of a transaction with DG due to DG's need to obtain third-party financing and indicated that DG would need to enhance the remedies available to DG under such circumstances.

        On May 23, 2011, DG notified the Company that it was increasing its offer price to $21.00 per Share, which represented a premium of 25.07% over the closing price of the Shares on the previous trading day.

        On May 24, 2011, Latham and Davis Polk had a call to discuss the Merger Agreement. During the call, Davis Polk requested that DG improve the terms in its proposal relating to the financing and proposed that the Company would have a right to specific performance and that, in the event DG were unable to consummate the Offer and the Merger due to a failure of the lenders to provide the committed financing, the Company would have the right to terminate the merger agreement and collect a reverse termination fee. Latham indicated to Davis Polk that DG would be prepared to accept a reverse termination fee equal to 200% of the termination fee payable by the Company in the event it terminated the merger agreement to enter into a superior transaction or approximately $34,000,000 based on the then-current offer price. Davis Polk and Latham spoke several times over the next few days, and Latham informed Davis Polk that DG would increase the reverse termination fee payable to a fixed amount of $40,000,000.

        On May 27, 2011, Bidder A increased its offer price to $20.00 per Share, which represented a premium of 22.03% over the closing price of the Shares on the previous trading day. Later in the day on May 27, the Transaction Committee held a meeting with Qatalyst and Davis Polk to discuss the sale process. Qatalyst and Davis Polk reviewed with the Transaction Committee the terms currently being offered by DG and Bidder A. Qatalyst also advised the Transaction Committee that DG had expressed its concern that the Company was not interested in a transaction with DG and was using its interest solely to improve the terms of a competing bidder. The Board and its advisors discussed the risk that a prolonged sale process could cause one or both bidders to withdraw its bid and the desirability, in light of that risk, of bringing the sale process to a timely conclusion. The Transaction Committee directed Qatalyst to instruct the two bidders to submit their "best and final" bids to acquire the Company by May 29, 2011.

        On May 29, 2011, each of DG and Bidder A submitted a revised proposal to acquire the Company. DG increased its offer price to $23.00 per Share, which represented a premium of 35.21%

over the closing price of the Shares on the previous trading day, and confirmed that it would agree to a right of specific performance of the Company and to a reverse termination fee equal to $40,000,000 if DG were unable to consummate the Offer and the Merger due to a failure of the lenders to provide the committed financing, and that it would deliver to the Company fully committed financing at the time of signing the merger agreement. DG indicated that, based on its remaining diligence requirements, it would be in a position to enter into a definitive agreement on June 15, 2011. Bidder A increased its offer price to a range of $22.00 to $23.00 per Share and also clarified certain terms relating to the proposed equity re-investment by certain members of the Company's management. Bidder A indicated that, based on its remaining diligence requirements and the time necessary to finalize the transaction documentation, it would be in a position to enter into a definitive agreement between June 3 and June 6, 2011. After receipt of the revised proposal, Qatalyst contacted Bidder A to advise Bidder A that it needed to eliminate the range of prices in its proposal and specify a purchase price. Bidder A then increased its price to a minimum of $22.50 per Share.

        Later in the day on May 29, 2011, the Board held a meeting with Qatalyst and Davis Polk. Qatalyst discussed with the Board the latest financial information and projections for the Company, and the Board considered the various strategic alternatives available to the Company, including a sale of the Company. The participants then discussed the revised bids, noting that while DG's offer price was at the high end of the range proposed by Bidder A, DG's need to obtain third-party financing created the risk that DG would be unable to consummate the Offer and the Merger due to the failure of the lenders to provide the financing. The participants also noted that Bidder A's proposal required certain members of the Company's management to agree to an equity re-investment arrangement and discussed whether those individuals would be able to come to an agreement with Bidder A on the terms of such an arrangement. The Board then directed Qatalyst, Davis Polk and the Company's management to continue negotiating with Bidder A with the aim of getting Bidder A to increase its offer price and reaching an agreement in principle with respect to the equity re-investment arrangement.

        During the evening of May 29, 2011 and on May 30, 2011, Qatalyst, Davis Polk and the Company's management continued discussions with Bidder A. On May 30, 2011, Bidder A improved its offer price to $23.00 per Share, which represented a premium of 35.21% over the closing price of the Shares on the previous trading day. Bidder A also requested that the Company agree to a period of exclusive negotiation with Bidder A.

        On May 30, 2011, the Board held a meeting with Qatalyst and Davis Polk to discuss the status of the sale process. After being advised that Bidder A had increased its offer price to $23.00 per Share and that the Company's management had not yet come to an agreement with Bidder A with respect to the equity re-investment arrangement, the meeting was adjourned to permit further consideration and negotiation of the terms of the equity re-investment arrangement. The meeting was re-convened later in the day, at which time the Board was advised that the Company's management and Bidder A had reached an agreement in principle of the terms of the equity re-investment arrangement. The Board then considered whether DG or Bidder A would be willing to further increase the offered purchase price. In light of the previous increases to the offer price initially proposed by each potential purchaser and the fact that both potential purchasers had indicated that $23.00 per Share was their respective "best and final" offers, the Board determined that neither potential purchaser was likely to increase its offer price and that asking them to do so again would risk causing one or both of them to withdraw its bid. The Board then considered whether to proceed with DG or Bidder A. After considering all relevant factors, including that, while both parties were offering the same purchase price, DG's proposal contained a higher risk of non-consummation due to DG's need to obtain third-party financing, and that Bidder A was further along in the diligence process and would be prepared to enter into a definitive agreement in a shorter time frame than DG, the Board determined that Bidder A's proposal was superior to DG's proposal and in the best interest of stockholders and determined to continue negotiations with Bidder A with the aim of signing a definitive agreement by June 3, 2011.

The Board also determined to decline to enter into a formal exclusivity agreement with Bidder A in order to preserve the Company's ability to negotiate with DG if DG improved the terms of its offer, unless Bidder A made entry into an exclusivity agreement a condition to its continuation of discussions. Qatalyst informed Bidder A of the Company's decision, and the parties agreed to work together to finalize the necessary documentation with an aim of signing a definitive agreement by June 3, 2011 and without entering into an exclusivity agreement. Qatalyst notified DG that the Company was proceeding with another bidder and would not be continuing discussions with DG with respect to the sale process.

        From May 30, 2011 to June 2, 2011, Bidder A completed its diligence and Davis Polk and Bidder A's legal counsel negotiated the merger agreement and related documentation. By the evening of June 2, 2011, the documentation was substantially complete and the parties planned to execute the merger agreement within the next day or so.

        On the evening of June 2, 2011, the Chief Executive Officer of Bidder A contacted Mr. Trifon and informed him that the board of directors of Bidder A had decided against pursuing the acquisition of the Company at a price of $23.00 per share. Qatalyst then contacted Bidder A and was informed that Bidder A's message to Mr. Trifon was not an attempt to renegotiate the transaction at a lower price. There were no further discussions with Bidder A.

        Later in the evening on June 2, 2011, Mr. Parekh contacted Mr. Ginsburg to inquire whether DG was still interested in an acquisition of the Company on the terms that DG had last proposed on May 29, 2011. Mr. Ginsburg confirmed to Mr. Parekh that it was still interested. Qatalyst subsequently spoke with Bank of America Merrill Lynch, one of DG's financial advisors, and informed them that discussions with Bidder A had been terminated.

        On June 3, 2011, DG requested that the Company agree to a period of exclusive negotiations with DG and sent a draft exclusivity agreement to the Company providing for an exclusivity period through June 15, 2011. After considering, among other things, the sale process conducted to date, the lack of other current bidders for the Company and DG's unwillingness to commit further resources to exploring a potential transaction with the Company without an exclusivity period, the Transaction Committee authorized entry into an exclusivity agreement extending through June 10, 2011 and the extension of exclusivity through June 15, 2011 if the parties were making good progress as of June 10, 2011.

        On June 4, 2011, Davis Polk sent DG's legal counsel a revised draft of the merger agreement incorporating the terms with respect to specific performance and the reverse termination fee that the parties had previously discussed and providing for a termination fee equal to 3% of equity value (with no separate expense reimbursement) if the Company terminated the merger agreement to enter into a superior proposal. Davis Polk also sent an initial draft of the tender and voting agreement to be entered into by certain shareholders of the Company, an initial draft of the disclosure schedules to the merger agreement, and a revised draft of the exclusivity agreement providing for an exclusivity period through June 10, 2011.

        On June 6, 2011, the Company and DG entered into the Exclusivity Agreement providing for an exclusivity period through June 10, 2011.

        On June 7, 2011, Davis Polk and Latham met at Davis Polk's New York offices to continue to negotiate the merger agreement and the other transaction documents. Davis Polk and Latham were able to resolve many of the material outstanding issues in the transaction documents during this meeting, including with respect to the scope of the representations and warranties made by each party, the interim operating covenants of the Company and DG's obligation to extend the Offer to permit the satisfaction of the conditions to the Offer. Also at this meeting, Latham indicated that the termination fee of 3% of equity value proposed by the Company in the previous draft of the merger agreement was too low and suggested that DG might accept a termination fee equal to 4% of equity value (with no separate expense reimbursement).

        Over the next week, DG continued its due diligence of the Company, and Davis Polk and Latham continued to negotiate and finalize the transaction documents. During negotiations, Latham advised Davis Polk that DG would require amendments to the existing employment agreements between the Company and Messrs. Trifon and Zadikario conditioned upon consummation of the deal to extend their non-competition commitments from 18 months to four years following termination of their employment for any reason. Latham also advised that DG would grant Messrs. Trifon and Zadikario 75,000 and 50,000 options, respectively, to purchase DG's shares, as part of the amendments to their employment agreements, again conditioned on closing of the Tender Offer and the Merger. Latham further advised that DG would require Messrs. Trifon and Zadakario to enter into separate non-competition agreements directly with DG on the same terms.

        On June 10, 2011, Latham sent Davis Polk an initial draft of the debt commitment letter pursuant to which certain affiliates of JP MorganChase, National Association were committing to fund the full amount of the financing required by DG to consummate the Offer and the Merger. After receiving this draft, and giving consideration to the factors that had led it to enter into the Exclusivity Agreement as well as the progress made by the parties since entry into the Exclusivity Agreement, the Transaction Committee authorized entry into, and the Company entered into, an extended exclusivity agreement providing for an exclusivity period through June 15, 2011.

        Between June 11 and June 14, 2011, Davis Polk and Latham exchanged drafts of the debt commitment letter. On June 14, 2011, Latham notified Davis Polk that certain affiliates of Bank of America Merrill Lynch would be co-lead arrangers of the financing and that the debt commitment letter would be revised to reflect their participation in the financing.

        Also on June 14, 2011, the parties agreed to a termination fee equal to $20,500,000, or slightly less than 4% of equity value.

        On June 15, 2011, DG's financial advisor contacted Qatalyst and informed Qatalyst that, in light of several factors, including the deterioration of general market conditions and the debt financing markets over the prior two weeks, DG was decreasing its offer price to $22.00 per Share, which represented a premium of 34.56% over the closing price of the Shares on the previous trading day. Also on June 15, 2011, a reporter from an Israeli newspaper contacted the Company and indicated that the newspaper had learned of the negotiations and was planning on publishing an article about the proposed sale transaction the next day. Qatalyst advised DG's financial advisor of this development.

        Immediately after the conversation between DG's financial advisor and Qatalyst on June 15, 2011, Qatalyst informed the Transaction Committee of DG's proposed decrease in price. Mr. Parekh then contacted Mr. Ginsburg and asked him to consider a purchase price of between $22.00 and $23.00 per Share, but was told by Mr. Ginsburg that DG was unwilling to offer more than $22.00 per Share. The Transaction Committee then held a meeting with Qatalyst and Davis Polk to discuss DG's proposal. The participants also discussed the risk that if news of the transaction were to leak the next day and the market were to respond negatively to the information, DG might withdraw its bid entirely. After considering all of the relevant factors, including the fact that DG's revised proposal still presented a substantial premium to the Company's current share price and was the result of a robust and competitive sale process, the Transaction Committee determined that the Company should accept DG's revised proposal, contingent on entry into the merger agreement on that day. Qatalyst notified DG's financial advisor of this decision.

        Over the next several hours, Davis Polk and Latham agreed upon proposed execution and final versions of the merger agreement and other transaction documents, including a reduction of the termination fee from $20,500,000 to $18,500,000 to reflect the agreed reduction in purchase price.

        At 4:00 p.m. EDT on June 15, 2011, the Board held a meeting, together with the Company's legal and financial advisors, at which they reviewed the proposed merger agreement and other transaction documents. During the meeting, the Company received notice from DG that the board of directors of

DG had approved the transaction. Davis Polk reviewed with the Board, among other things, the final proposal from DG, including the offer price of $22.00 per Share; that DG had received full commitments with respect to the proposed debt financing; that the Company was entitled to specific performance of the terms of the merger agreement; that the Company would be entitled to a reverse termination fee equal to $40,000,000 if DG were unable to consummate the Offer and the Merger due to a failure of the lenders to provide the financing; that the Company would have to pay a termination fee equal to $18,500,000 if it terminated the Merger Agreement in order to enter into a superior proposal; that DG required, as a condition to its entry into the Merger Agreement, that Messrs. Trifon and Zadikario enter into amended and restated employment agreements with the Company, which would provide for base salary increases and Options to purchase common shares of DG, and non-competition agreements with DG; and that the merger agreement provided for the cashout on the closing of the transactions of unvested options held by the Company's non-employee directors and for severance benefits for the Company's executives and employees during the first year after the closing. Davis Polk then discussed the legal duties and standards applicable to the decisions and actions being considered by the Board. Next, Qatalyst gave a presentation to the Board on its financial analyses of the merger consideration. At the end of its presentation, and at the request of the Board, Qatalyst orally rendered its opinion to the Board (subsequently confirmed in writing) that, as of such date and based upon and subject to the factors and assumptions set forth in the written opinion, the $22.00 per Share in cash to be paid to the holders of outstanding Shares pursuant to the merger agreement was fair, from a financial point of view, to such holders (other than DG, any affiliate of DG or any affiliates of the Company that have executed the Tender and Voting Agreement). Following Qatalyst's rendering of its opinion, the members of the Transaction Committee advised the Board that they were recommending that the Board approve the transaction. The Board then unanimously determined that it was advisable, fair to and in the best of interests of the Company and its stockholders to enter into the Merger Agreement and to consummate the transactions contemplated thereby and approved, and authorized the execution and delivery of, the Merger Agreement and other transaction documents in the forms presented to the Board. The Merger Agreement and other transaction documents were executed and delivered by the parties later the same day.

        The Company and DG issued a joint press release announcing the transaction prior to the opening of the U.S. financial markets on June 16, 2011.

  Reasons for the Recommendation

  Reasons for the Recommendation of the Company Board

        In (i) determining that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, MediaMind's stockholders, (ii) approving and declaring advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in accordance with the requirements of the DGCL and (iii) recommending that MediaMind's stockholders accept the Offer and tender their Shares in the Offer, the Board considered the factors listed below, each of which, in the view of the Board, supported such determinations, in addition to the factors mentioned in "Background" above in this Item 4:

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  Financial Terms/Premium to Market Price.  The Board considered the relationship of the Offer Price and the Merger Consideration to the historical market prices of the Common Stock. The Offer Price represents a premium of 38.02% over the closing price of the Shares ($15.94) on Nasdaq on June 15, 2011 (the day prior to the announcement of the Offer and the Merger). The Offer Price and the Merger Consideration exceed the highest trading price of the Shares during the twelve-month period preceding the announcement of the Merger Agreement ($17.48) and constitute a 33.74% premium over the 30-day average closing price of the Shares prior to such announcement.

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  Cash Consideration.  The Board viewed as desirable that the Offer Price and Merger Consideration are payable in cash, thereby eliminating any uncertainties in valuing consideration.

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  The Company's Operating and Financial Condition and Prospects.  The Board is familiar with the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company. The Board believes, on the basis of this familiarity, that the consideration to be received by the Company's stockholders in the transaction fairly reflects the Company's intrinsic value, including its potential for future growth.

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  Strategic Alternatives.  The Board considered the trends in the industry and certain strategic alternatives available to the Company, including the alternative to remain an independent public company, as well as the risks and uncertainties associated with such alternatives and the challenges associated with the industry's current and expected competitive environment. The Board determined not to pursue those alternatives in light of its belief that the Offer maximized stockholder value and represented the best transaction reasonably available to stockholders.

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  Negotiations with DG.  The Board considered the course of negotiations between the Company and DG, which resulted in an increase of $4.00, or approximately 22.2%, from the price per Share proposed by DG when it informally suggested a possible acquisition of the Company April 6, 2011 (and an increase of $2.00, or 10%, from the price per Share initially offered by DG on May 19, 2011 as part of the formal sale process conducted by the Company) and improvements to the terms of the Merger Agreement in connection with those negotiations, and the Board's belief, based on these negotiations, that this was the highest price per Share that DG was willing to pay and that the terms negotiated to date were the most favorable terms to the Company to which DG was willing to agree.

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  Qatalyst's Fairness Opinion.  The Board considered the financial analysis and presentation of Qatalyst, the Company's financial advisor, to the Board. The Board also considered the written opinion delivered by Qatalyst to the Board (the "Fairness Opinion") that, as of the date of the Merger Agreement, and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken, the $22.00 per Share in cash to be received by the Company's stockholders pursuant to the Offer and the Merger is fair, from a financial point of view, to such stockholders (other than DG, any affiliate of DG or any affiliates of the Company who have executed the Tender and Voting Agreement). The full text of the Fairness Opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken, is attached hereto as Annex B. You should read the full text of the opinion carefully.

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  Likelihood of Consummation.  The Board considered that the Offer and the Merger would likely be consummated in light of the facts that (i) DG has received debt commitment letters (the "Financing Commitments") pursuant to which the lender parties thereto have agreed, subject to the terms and conditions thereof, to provide or cause to be provided the debt amounts set forth therein (the "Financing"), which amounts are sufficient to consummate the Offer and the Merger, (ii) the Financing Commitments are not subject to any conditions other than the conditions to the Offer and the Merger and certain other limited and customary conditions and (ii) the other conditions to the Offer and the Merger are reasonable and customary and do not include any financing condition.

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  Ability to Terminate Under Certain Circumstances.  The Board considered its ability to terminate the Merger Agreement under certain circumstances, including (i) to enter into a superior transaction (subject to the terms in the Merger Agreement, including the requirement that the Company pay the $18,500,000 termination fee, as further described under "Reasons for the Recommendation—Ability to Respond to Certain Unsolicited Takeover Proposals" below) and (ii) if DG fails to consummate the Offer and the Merger due to a failure of the lenders party to the Financing Commitments to provide or cause to be provided the Financing (and the $40,000,000 reverse termination fee that would be payable to the Company in the event of such a termination).

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  Timing for Obtaining Consideration.  The Board considered that the Merger Agreement provides for a prompt cash tender offer for all Shares to be followed by a merger for the same per Share consideration, thereby enabling holders of Shares, at the earliest possible time consistent with applicable law, to obtain the benefits of the transaction in exchange for their Shares.

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  Extension of Offer.  The Board considered the fact that, subject to its limited rights to terminate the offer, DG and Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer if the conditions to the completion of the Offer were not satisfied as of such date.

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  Minimum Condition; Terms of the Offer.  The Board considered the terms and conditions of the Offer, the Merger and the Merger Agreement, including the fact that the Offer is conditioned on there being validly tendered in accordance with the terms of the Offer and not withdrawn, on or prior to the expiration date of the Offer (the "Expiration Date"), a number of Shares that, together with the Shares then owned by DG and/or Purchaser, represents at least a majority of the total number of Shares outstanding on a fully diluted basis (the "Minimum Condition") and the fact that Purchaser may not waive or change the Minimum Condition without the Company's consent. In addition, the Board viewed as desirable provisions in the Merger Agreement that prohibit Purchaser from changing the terms of the Offer, without the consent of the Company, in a manner that (i) decreases the Offer Price, (ii) changes the form of consideration payable in the Offer, (iii) decreases the number of Shares sought in the Offer, (iv) extends or otherwise changes the Expiration Date (except to the extent otherwise provided in the Merger Agreement) or (v) imposes additional conditions to the Offer or otherwise amends, modifies or supplements the conditions to the Offer or any other term of the Offer in any manner adverse to the holders of Shares.

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  Top-Up Option.  The board considered that the Top-Up Option granted to Purchaser (which may be exercised by Purchaser only once Purchaser has acquired at least a majority of the outstanding shares in the Offer, thus obtaining control of the Company, and made payment in respect of all Shares tendered into the Offer) could permit Purchaser to consummate the Merger more quickly as a short-form merger under the DGCL and facilitate expedited payment of the Offer Price to holders of Shares not tendered into the Offer, while preserving the rights of such holders to exercise dissenters' rights under the DGCL.

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  Ability to Respond to Certain Unsolicited Takeover Proposals.  The Board considered that the Merger Agreement permits the Board to (i) respond to an unsolicited competing acquisition proposal that is superior (as determined by the Board in good faith by a majority vote after considering the advice of a financial advisor and outside legal counsel) to the Offer and the Merger (a "Superior Proposal") or that the Board determines in good faith could reasonably be expected to result in a Superior Proposal and (ii) in response to a Superior Proposal, withdraw or modify its recommendation to stockholders or terminate the Merger Agreement in order to enter into a binding agreement with respect to such Superior Proposal, in each case described in clauses (i) and (ii) if it determines in good faith, after consultation with outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of its fiduciary duties under Delaware Law. The Board considered the $18,500,000 termination fee that would be payable to DG in the event of such a change in recommendation, a termination of the Merger Agreement to accept a Superior Proposal, or under certain other circumstances described in Section 13 of the Offer to Purchase, and concluded that the fee was reasonable and necessary to induce DG to enter into the Merger Agreement. The Board also considered the fact that the Tender and Voting Agreement would terminate upon a termination of the Merger Agreement, including a termination to accept a Superior Proposal, meaning that entry of certain stockholders of the Company into the Tender and Voting Agreement would not deter potential purchasers from offering competing acquisition proposals during the tender offer period.

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  Appraisal Rights.  The Board considered the availability of appraisal rights with respect to the Merger for the Company's stockholders who properly exercise their rights under Delaware law, which would give these stockholders the ability to seek and be paid a judicially determined appraisal of the "fair value" of their Shares at the completion of the Merger.

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  Required Approvals.  The Board considered the fact that the Merger Agreement provides that DG will use reasonable best efforts to consummate the Offer and the Merger, including promptly preparing and filing all necessary filings and other documents with any governmental authorities, and that DG and the Company would likely obtain the required regulatory approvals for the Offer and the Merger. In addition, the Board considered the fact that no approval by DG's stockholders is required to complete the Offer and the Merger.

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  Competitive Bidding Process.  The Board considered that the Company, with the assistance of its senior management and advisors, had conducted a robust process for the sale of the Company.

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  Board Composition.  The Board considered the provisions of the Merger Agreement that require that, following the designation by DG of individuals to the Board constituting a majority of the Board after completion of the Offer, and until the Merger Effective Time, the affirmative vote of a majority of the members of the Board who were not designated by DG will be required to certain actions by the Company, including actions by the Company that could adversely affect the interests of the Company's stockholders (other than DG and its affiliates).

        The Board also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and the Merger, including:

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  Inability to Solicit Other Takeover Proposals.  The Board considered the covenant in the Agreement prohibiting the Company from soliciting other potential acquisition proposals, and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied.

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  Termination Fee and Expenses.  The Board considered the insistence of DG as a condition to entering into the Merger Agreement that the Company would be obligated to pay a termination fee of $18,500,000 under certain circumstances (including the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions).

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  Failure to Close.  The Board considered that the Purchaser's obligation to, and DG's obligation to cause Purchaser to, accept for payment and pay for Shares tendered pursuant to the Offer and to consummate the Merger were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company's control. The Board considered the fact that, if the Offer and Merger are not consummated, the Company's directors, officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and the Company will have incurred significant transaction costs attempting to consummate the transaction. The Board also considered the fact that, if the Offer and Merger are not completed, the market's perception of the Company's continuing business could potentially result in a loss of customers, vendors, business partners, collaboration partners and employees and that the trading price of the Shares could be adversely affected.

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  Pre-Closing Covenants.  The Board considered that, under the terms of the Merger Agreement, the Company has agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of DG. The Board further considered that these terms may limit the ability of the Company to pursue business opportunities that it would otherwise pursue.

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  Cash Consideration.  The Board considered the fact that, subsequent to completion of the Merger, the Company will no longer exist as an independent public company and that the nature of the transaction as a cash transaction would prevent the Company's stockholders from being able to participate in any value creation that the Company could generate going forward, as well as any future appreciation in value of the Company.

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  Tax Treatment.  The Board considered that the cash consideration to be received by the holders of Shares in the Offer and Merger would be taxable to such holders for U.S. federal income tax purposes and for Israeli income tax purposes and may also be taxable to such holders under applicable state, local or other foreign tax laws.

        The discussion of factors considered by the Board described above is not intended to be exhaustive, rather it summarizes the material factors considered. Due to the variety of factors and the quality and amount of information considered, the Board did not find it practicable to and did not make specific assessments of, quantify or assign relative weights to the specific factors considered in (i) determining that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, MediaMind's stockholders, (ii) approving and declaring advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in accordance with the requirements of the DGCL and (iii) recommending that MediaMind's stockholders accept the Offer and tender their Shares in the Offer. Instead, the Board made its determination after consideration of all factors taken together. In addition, individual members of the Board may have given different weight to different factors.

  (c)    Intent to Tender.

        After reasonable inquiry and to its best knowledge, the Company understands that each director or executive officer or affiliate of the Company who holds Shares of record or beneficially owns Shares currently intends to tender Shares in the Offer, unless the tender would violate applicable securities laws or require disgorgement of any profits under Section 16 of the Exchange Act. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. No subsidiaries of the Company own any Shares.

  (d)    Opinion of the Company's Financial Advisor.

        The Company retained Qatalyst Partners to act as its financial advisor in connection with a potential transaction involving the Company. The Company selected Qatalyst Partners to act as its financial advisor based on Qatalyst Partners' qualifications, expertise, reputation and knowledge of the business and affairs of the Company and the industry in which it operates. As financial advisor to the Company, Qatalyst Partners delivered a written opinion dated June 15, 2011, that, as of such date and based upon and subject to the various assumptions, limitations and qualifications set forth in its opinion, the $22.00 per Share cash consideration to be received by the holders of the outstanding

Shares, other than DG, any affiliate of DG, or any affiliates of the Company who have executed the Tender and Voting Agreement, (the "Holders"), pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

        The full text of Qatalyst Partners' written opinion, dated June 15, 2011, to the Board is attached hereto as Annex B and is incorporated by reference herein. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst Partners in rendering its opinion. You should read the entire opinion carefully in its entirety. Qatalyst Partners' opinion was provided to the Board and addresses only the fairness, as of the date of the opinion and from a financial point of view, of the $22.00 per Share cash consideration to be received by the Holders pursuant to the Merger Agreement. It does not address any other aspect of the Offer or the Merger. It does not constitute a recommendation as to whether any Holder should tender Shares in connection with the Offer or how any stockholder should vote with respect to the Merger or any other matter and does not in any manner address the prices at which the Company's common stock will trade at any time. The summary of Qatalyst Partners' opinion set forth herein is qualified in its entirety by reference to the full text of the opinion.

        In arriving at its opinion, Qatalyst Partners reviewed the Merger Agreement, the Tender and Voting Agreement, and certain publicly available financial statements and other business and financial information of the Company. Qatalyst Partners also reviewed certain financial projections and operating data prepared by the management of the Company (the "Company Projections") described below under "Item 8. Projected Financial Information," and certain publicly available research analyst reports for the Company. Additionally, Qatalyst Partners discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company. Qatalyst Partners also reviewed the historical market prices and trading activity for the Company's common stock and compared the financial performance of the Company and the prices and trading activity of the Company's common stock with that of certain other selected publicly-traded companies and their securities. In addition, Qatalyst Partners reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as it deemed appropriate.

        In arriving at its opinion, Qatalyst Partners assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, it by the Company. With respect to the Company Projections, Qatalyst Partners was advised by the management of the Company, and Qatalyst Partners assumed, that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and other matters covered thereby. Qatalyst Partners assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, without any modification or delay. In addition, Qatalyst Partners assumed that in connection with the receipt of all the necessary approvals of the proposed Offer and the Merger, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company. Qatalyst Partners did not make any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor has it been furnished with any such evaluation or appraisal. In addition, Qatalyst Partners relied, without independent verification, upon the assessments of the management of the Company as to the existing and future technology and products of the Company and the risks associated with such technology and products.

        Qatalyst Partners' opinion has been approved by Qatalyst Partners' opinion committee in accordance with its customary practice.

        Qatalyst Partners' opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Events occurring after the date of the opinion may affect Qatalyst Partners' opinion and the assumptions used in preparing it, and Qatalyst Partners has not assumed any obligation to update, revise or reaffirm its opinion. Qatalyst Partners' opinion does not address the underlying business decision of the Company to engage in the Offer and the Merger, or the relative merits of the Offer and the Merger as compared to any strategic alternatives that may be available to the Company. Qatalyst Partners' opinion is limited to the fairness, from a financial point of view, of the $22.00 per Share cash consideration to be received by the Holders pursuant to the Merger Agreement and Qatalyst Partners expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to such consideration.

        The following is a brief summary of the material analyses performed by Qatalyst Partners in connection with its opinion dated June 15, 2011. The analyses and factors described below must be considered as a whole; considering any portion of such analyses or factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Qatalyst Partners' opinion.

        For purposes of its analyses, Qatalyst Partners utilized both selected third-party research analyst projections and the Company Projections. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Qatalyst Partners, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Qatalyst Partners' financial analyses.

        Illustrative Discounted Cash Flow Analysis.    Qatalyst Partners performed an illustrative discounted cash flow ("DCF") analysis, which is designed to imply a potential value of a company by calculating the net present value of estimated future cash flows and corresponding terminal value of the company. Qatalyst Partners calculated the net present value of unlevered free cash flows for the Company for the second quarter of calendar year 2011 through calendar year 2014 and calculated the terminal value at the end of 2014 by applying a range of multiples of 9.0x to 11.0x to the Company's estimated next twelve months (calendar year 2015) earnings before interest, taxes, depreciation and amortization ("EBITDA"). These values were discounted to present values using a weighted average cost of capital ranging from 9% to 14%. Qatalyst Partners then applied a dilution factor of 16% to reflect the dilution to current stockholders due to the effect of future equity compensation grants projected by the Company's management. Based on the calculations set forth above, this analysis implied a range of values for the Company's common stock of approximately $18.52 to $24.14 per Share.

        Selected Companies Analysis.    Qatalyst Partners compared selected financial information and public market multiples for the Company with publicly available information and public market multiples for selected companies. The companies used in this comparison included those companies listed below and were selected because they are publicly traded companies in the Company's industry

Online Search & Advertising Companies

  •
  Google Inc.

  •
  Yahoo! Inc.

  •
  IAC/InterActiveCorp

Online Marketing Services Companies

  •
  ValueClick, Inc.

  •
  comScore, Inc.

  •
  ReachLocal, Inc.

  •
  Marchex, Inc.

  •
  TradeDoubler AB (publ)

  •
  Hi-Media SA

Vertical Media Companies

  •
  WebMD Health Corp.

  •
  QuinStreet, Inc.

  •
  eHealth, Inc.

  •
  TechTarget, Inc.

Internet Infrastructure Companies

  •
  Akamai Technologies, Inc.

  •
  Digital River, Inc.

  •
  Limelight Networks, Inc.

Advertising Agencies

  •
  WPP plc.

  •
  OmniComm Systems, Inc.

  •
  Publicis Groupe S.A.

  •
  Dentsu Inc.

  •
  The Interpublic Group of Companies, Inc.

  •
  Havas

        Based upon research analyst consensus estimates and selected analyst research and using the closing prices as of June 13, 2011 for shares of the selected companies, Qatalyst Partners calculated, among other things, the closing stock price divided by the estimated analyst earnings per share for calendar year 2011 (the "CY11E P/E Multiple") and calendar year 2012 (the "CY12E P/E Multiple"). Below is a summary of the median and mean CY11E P/E Multiples and CY12E P/E Multiples for the selected companies.

Type of Company	CY11E P/E Multiple Median	CY11E P/E Multiple Mean	CY12E P/E Multiple Median	CY12E P/E Multiple Mean
Online Search & Advertising Companies	16.0x	17.4x	14.3x	15.1x
Online Marketing Services Companies	15.8x	21.9x	18.4x	19.9x
Vertical Media Companies	19.3x	18.4x	16.0x	15.6x
Internet Infrastructure Companies	22.3x	22.3x	18.7x	18.7x
Advertising Agencies	15.2x	15.3x	13.5x	13.2x

        Based upon research analyst consensus estimates and selected analyst research and using the closing prices as of June 13, 2011 for shares of the selected companies, Qatalyst Partners calculated, among other things, the implied fully-diluted enterprise value divided by the estimated analyst EBITDA for calendar year 2011 (the "CY11E EBITDA Multiple") and for calendar year 2012 (the "CY12E EBITDA Multiple") for each of the selected companies. Below is a summary of the median and mean CY11E EBITDA Multiples and CY12E EBITDA Multiples for the selected companies.

Type of Company	CY11E EBITDA Multiple Median	CY11E EBITDA Multiple Mean	CY12E EBITDA Multiple Median	CY12E EBITDA Multiple Mean
Online Search & Advertising Companies	7.2x	7.3x	6.5x	6.5x
Online Marketing Services Companies	12.3x	17.3x	9.8x	10.0x
Vertical Media Companies	7.0x	7.8x	5.7x	6.4x
Internet Infrastructure Companies	9.6x	11.8x	7.9x	8.9x
Advertising Agencies	7.3x	7.3x	6.6x	6.6x

        Based on an analysis of the CY11E P/E Multiples and the CY12E P/E Multiples for the selected companies described above, Qatalyst Partners selected a representative range of 17.5x to 25.0x and 15.0x to 22.5x, respectively. Based on an analysis of the CY11E EBITDA Multiples and the CY12E EBITDA Multiples for the selected companies described above, Qatalyst Partners selected a representative range of 8.5x to 11.5x and 7.0x to 10.0x, respectively. Qatalyst Partners applied these ranges to the Company's estimated earnings per Share and estimated EBITDA for calendar years 2011 and 2012. Based on the Company's calculations of the Company's outstanding Shares and options as of June 13, 2011, these analyses implied a range of values for the Company's common stock of approximately $11.33 to $17.95 per Share based on the Company Projections and approximately $11.72 to $18.22 per Share based on selected analyst projections.

        No company included in the selected companies analysis is identical to the Company. In evaluating the selected companies, Qatalyst Partners made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of the Company, such as the impact of competition on the business of the Company and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Mathematical analysis, such as determining the arithmetic median, or the high or low, is not in itself a meaningful method of using selected company data.

        Selected Transactions Analysis.    Qatalyst Partners compared the multiples paid in 16 selected transactions announced prior to December 31, 2007 and 12 selected transactions announced since December 31, 2007. These transactions are listed below:

  Since December 31, 2007

Target	Acquirer
Internet Brands, Inc.	Hellman & Friedman LLC
Innovation Interactive (digital agency 360i)	Dentsu Holdings USA
Coremetrics	International Business Machines Corporation
Quattro Wireless	Apple Inc.
EyeWonder, Inc.	Limelight Networks, Inc.
AdMob, Inc.	Google Inc.
Omniture, Inc.	Adobe Systems Incorporated
Greenfield Online Inc.	Microsoft Corporation
Google Inc. (Performics business)	Publicis Groupe S.A.
Adify Corporation	Cox TMI, Inc.
Maven Networks Inc.	Yahoo! Inc.
buy.at	AOL Inc.

  Prior to December 31, 2007

Target	Acquirer
Quigo Inc.	Time Warner Inc. (AOL)
Visual Sciences, Inc.	Omniture, Inc.
Traffix, Inc.	New Motion, Inc.
BlueLithium, Inc.	Yahoo! Inc.
TACODA, Inc.	AOL / Time Warner Inc.
ZANOX.de AG	Axel Springer AG / PubliGroupe AG
aQuantive, Inc.	Microsoft Corporation
24/7 Real Media, Inc.	WPP Group plc
Right Media Inc.	Yahoo! Inc.
Hitwise	Experian plc
DoubleClick Inc.	Google Inc.
Allyes Information Technology Company Limited	Focus Media Holding Limited
LinkShare Corporation	Rakuten, Inc.
Fastclick, Inc.	ValueClick, Inc.
DoubleClick Inc.	Hellman & Friedman LLC and JMI Equity
Digital Impact, Inc.	Acxiom Corporation

        For each of the transactions listed above, Qatalyst Partners reviewed the implied fully diluted enterprise value of the target company as a multiple of last twelve months EBITDA and next twelve months estimated EBITDA of the target company as reflected in Wall Street analyst research, certain publicly available financial statements and press releases. Based on the analysis of the last twelve months EBITDA and next twelve months estimated EBITDA of the target company for the transactions noted above, Qatalyst Partners selected a representative range of 13.5x to 23.5x and 10.0x to 20.0x, respectively. Qatalyst Partners applied these ranges to the Company's last twelve months EBITDA and next twelve months estimated EBITDA. Based on the calculations set forth above, these analyses implied a range of values for the Company's common stock of approximately $14.56 to $24.29 per Share based on the Company Projections and approximately $15.20 and $24.67 per Share based on selected analyst projections.

        No company or transaction utilized in the selected transactions analysis is identical to the Company or the Offer and the Merger. In evaluating the selected transactions, Qatalyst Partners made judgments and assumptions with regard to general business, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any material adverse change in the financial condition of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Because of the unique circumstances of each of these transactions and the Offer and the Merger, Qatalyst Partners cautioned against placing undue reliance on this information.

  Other Information

        Qatalyst Partners also presented, for informational purposes only, certain additional financial statistics as described below.

        Historical Trading Performance.    Qatalyst Partners reviewed the historical trading range of the Company's common stock from August 11, 2010, the date of the Company's initial public offering, to June 13, 2011, noting that the low and high closing prices of the Company's common stock during such period were $10.95 and $17.48 per Share, respectively.

        Selected Wall Street Research Analyst Price Target Statistics.    Qatalyst Partners reviewed selected twelve-month price targets for the Company's common stock prepared and published by equity research analysts, noting that the range of equity analyst price targets for the Company's common stock, discounted to present value using a cost of equity of 11.5%, was between $15.25 and $20.63 per Share. The range of undiscounted equity analyst price targets for the Company's common stock was between $17.00 and $23.00 per Share.

        Premia Paid.    Qatalyst Partners also reviewed the one-day and four-weeks premia paid in over 400 technology transactions since 2005 with equity values between $100 million and $1 billion.

        Additionally, Qatalyst Partners considered the $22.00 per Share consideration to be received by the Holders pursuant to the Merger Agreement and calculated the implied premiums represented relative to the closing price of the Shares on June 13, 2011, the spot price on the 30th trading day prior to June 13, 2011, the average daily closing prices for the 30 trading days prior to and including June 13, 2011, the average daily closing prices since the Company's last earnings announcement on May 12, 2011 with respect to its financial results for the quarter ended March 31, 2011, and the highest and lowest closing prices for the last twelve months prior to and including June 13, 2011. The results of these calculations are set forth below:

	Historical Share Price	Premium of the $22.00 Per Share Consideration Over Historical Share Price
June 13, 2011	$15.99	38%
30 Trading Day Spot Price	$13.75	60%
30 Trading Day Average	$15.64	41%
Average Price Since Earnings Announcement for Q1	$15.58	41%
Last Twelve Months High Share Price	$17.48	26%
Last Twelve Months Low Share Price	$10.95	101%

  Miscellaneous

        In connection with the review of the Offer and the Merger by the Board, Qatalyst Partners performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Qatalyst Partners considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Qatalyst Partners believes that selecting any portion of its analyses, without considering all analyses as a whole, could create a misleading or incomplete view of the process underlying its analyses and opinion. In addition, Qatalyst Partners may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Qatalyst Partners' view of the actual value of the Company. In performing its analyses, Qatalyst Partners made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. Any estimates contained in Qatalyst Partners' analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. In addition, the public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the Company's common stock and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

        Qatalyst Partners conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the $22.00 per Share cash consideration to be received by the Holders pursuant to the Merger Agreement, and in connection with the delivery of its opinion to the Board. These analyses do not purport to be appraisals or to reflect the prices at which the Company's common stock might actually trade.

        Qatalyst Partners' opinion and its presentation to the Board was one of many factors considered by the Board in deciding to approve the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger or of whether the Board would have been willing to agree to a different consideration. The consideration was determined through arm's-length negotiations between the Company and DG and was approved by the Board. Qatalyst Partners provided advice to the Company during these negotiations. Qatalyst Partners did not, however, recommend any specific consideration to the Company or that any specific consideration constituted the only appropriate consideration for the Offer and the Merger.

        Qatalyst Partners provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst Partners may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, DG or certain of their respective affiliates. During the two year period prior to the date of Qatalyst Partners' opinion, no material relationship existed between Qatalyst Partners or any of its affiliates and the Company or DG pursuant to which compensation was received by Qatalyst Partners or its affiliates; however, Qatalyst Partners or its affiliates may in the future provide investment banking and other financial services to the Company and DG or any of their respective affiliates for which it would expect to receive compensation.

        Under the terms of its engagement letter, Qatalyst Partners provided the Company with financial advisory services in connection with the proposed Offer and Merger for which it will be paid approximately $11.3 million, approximately $2.3 million of which was payable upon delivery of its opinion and the remainder of which will be paid upon consummation of the Offer. The Company has also agreed to reimburse Qatalyst Partners for its expenses incurred in performing its services. In addition, the Company has agreed to indemnify Qatalyst Partners and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Qatalyst Partners or any of its affiliates against certain liabilities and expenses related to or arising out of Qatalyst Partners' engagement.

Item 5.    Person/Assets Retained, Employed, Compensated or Used.

        The Company has retained Qatalyst as its financial advisor to deliver a fairness opinion in connection with the Offer and the Merger. Qatalyst has provided an opinion to the Board that, as of June 15, 2011, and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the $22.00 per Share in cash to be received by the Company's stockholders pursuant to the Offer and the Merger is fair to such stockholders (other than DG or any affiliate of DG or any affiliates of the Company who have executed the Tender and Voting Agreement) from a financial point of view, a copy of which is filed as Annex B hereto and incorporated herein by reference. Qatalyst provided its opinion for the information of the Board in connection with its consideration of the Offer and the Merger. The opinion of Qatalyst does not constitute a recommendation as to whether any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

        Pursuant to the terms of an engagement letter dated April 9, 2011, the Company has agreed to pay Qatalyst transaction fees as described above under "Item 4. Opinion of the Company's Financial

Advisor," the principal amount of which is contingent on the earlier of completion of the Offer or the Merger. The Company has also agreed to reimburse Qatalyst for its reasonable expenses, including attorneys' fees and disbursements, and to indemnify Qatalyst against various liabilities, including certain liabilities under the federal securities laws.

        Except as described above, neither the Company, nor any person acting on its behalf, has employed, retained or compensated any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer and the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which they shall receive no additional compensation.

Item 6.    Interest in Securities of the Subject Company.

        Except as set forth in the following table, no transactions in Shares have been effected during the past 60 days by the Company or, to the Company's knowledge, by any of its executive officers, directors or affiliates.

Name	Date of Transaction	Number of Shares	Price Per Share ($)	Nature of Transaction
Eli Barkat	4/28/2011	953,129	n/a	Distribution of Shares(1)
Sycamore Technologies Ventures L.P.	4/28/2011	953,129	n/a	Distribution of Shares(1)
Gal Trifon	5/13/2011	15,250	14.5000	Sale of Shares(2)
Gal Trifon	6/01/2011	7,625	16.6539	Sale of Shares(2)
Ofer Zadikario	5/02/2011	15,000	13.7561	Sale of Shares(2)
Ofer Zadikario	6/01/2011	15,000	16.7999	Sale of Shares(2)

(1)
Sycamore Technologies Ventures L.P. ("Sycamore") distributed these Shares to its limited partner, Anfield Ltd., for no consideration, in accordance with the terms of Sycamore's limited partnership agreement. As the sole member of the board of directors of Sycamore Technologies Venture Ltd., the general partner of Sycamore, Mr. Barkat may be deemed to have shared with Sycamore the power to dispose of these Shares. Mr. Barkat disclaims beneficial ownership of these Shares except to the extent of his pecuniary interests in Sycamore.

(2)
Sale made pursuant to a Rule 10b5-1 plan.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as set forth above, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this paragraph.

Item 8.    Additional Information.

  (a)    Information Statement.

        The Information Statement attached as Annex A to this Statement is being furnished to the Company's stockholders in connection with the possible designation by DG of persons to the Board other than at a meeting of the Company's stockholders, and this Information Statement is incorporated herein by reference.

  (b)    Antitakeover Statutes and Provisions.

        As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, the DGCL would prevent an "interested stockholder" (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time on which such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which such person became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the transactions contemplated thereby, and therefore the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated by the Merger Agreement. The Board has determined that Section 203 of DGCL does not apply to the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger).

  (c)    Short-Form Merger.

        Approval of the Merger Agreement and the Merger require the affirmative vote of holders of a majority of the outstanding Shares. Thus, if the Minimum Condition (as defined in the Merger Agreement) and the other conditions to the Offer are satisfied and the Offer is completed, Purchaser will own a sufficient number of Shares to ensure that the Merger Agreement will be approved by the Company's stockholders.

        Under Section 253 of DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser would be able to effect the Merger without calling a meeting of the Company's stockholders to vote on the Merger. If Purchaser does not acquire at least 90% of the outstanding Shares, Purchaser would have to seek approval of the Merger Agreement and the Merger by the Company's stockholders at a stockholders meeting.

        Under the Merger Agreement, the Company has granted to Purchaser an option (the "Top-Up Option") to purchase at a price per Share equal to the Offer Price that number of Shares that, when combined with the shares otherwise owned by Purchaser and DG immediately following consummation of the Offer, results in Purchaser and DG owning not less than 90% of the outstanding shares after the issuance of all Shares to be issued upon exercise of the Top-Up Option.

  (d)    Appraisal Rights.

        No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, appraisal rights will be available to holders of Shares who have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable statutory procedures with the DGCL. Each such holder will be entitled to receive a judicial determination of the fair value of such holder's Shares (exclusive of any element of value arising from the effectuation of the Merger) and to receive payment of such judicially determined amount in cash, together with a fair rate of interest, if any, determined by a Delaware court for Shares held by such holder (all such Shares collectively, the "Dissenting Shares"). Any such judicial determination of the fair value of such Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the per Share price paid pursuant to the Offer or the per Share price to be paid in the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer and the Merger.

        If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses her, his or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Merger in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal by the date set forth in the appraisal notice to be delivered to the holders of the Shares as provided in the DGCL.

        Failure to comply with the requirements of Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

        The Merger Agreement provides that any dilutive impact on the value of the Shares as result of the issuance of Shares to Purchaser pursuant to the Top-Up Option will not be taken into account in any determination of the fair value of the Dissenting Shares.

  (e)    Regulatory Approvals.

        U.S. Antitrust.    Under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the regulations promulgated thereunder (the "HSR Act") and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

        Pursuant to the requirements of the HSR Act, the Company filed a Premerger Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on or about June 20, 2011. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire on July 5, 2011 at 11:59 p.m., New York City time. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, 10 calendar days after our substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or agreement of the Company, DG, Purchaser and the Antitrust Division or the FTC, as applicable. If the additional 10-day waiting period expires on a Saturday, Sunday or legal public holiday, then the period would be extended until 11:59 p.m. the next day that is not a Saturday, Sunday or legal public holiday. The Company has made a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

  (f)    Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K.

        For additional information regarding the business and financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference:

  •
  the Company's Annual Report on Form 10-K for the year ended December 31, 2010;

  •
  the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011; and

  •
  the Company's Current Reports on Form 8-K filed with the SEC on May 17, 2011 and June 1, 2011 (other than with respect to information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01).

  (g)    Projected Financial Information.

        MediaMind does not as a matter of course make public forecasts or projections as to its future financial performance. However, in connection with DG's due diligence review, MediaMind provided to DG certain projected and budgeted financial information concerning the Company for the fiscal years ending December 31, 2011, 2012 and 2013. These financial projections and their limitations are summarized in Section 8 of the Offer to Purchase, which is incorporated herein by reference.

        In the course of its consideration of potential strategic alternatives, the Company provided to its own financial advisor (i) the projected and budgeted financial information provided to DG, as described above, and (ii) additional projected and budgeted financial information concerning the Company, including for the fiscal years ending December 31, 2014 and 2015. A chart summarizing the projections provided to the Company's financial advisor is set forth below.

Fiscal Year Ending December 31
MediaMind Management Projections
(in millions)

	2011E	2012E	2013E	2014E****	2015E****
Total Revenue	$100.2	$129.2	$166.7	$216.5	$282.9
Gross Profit	$91.5	$112.5	$139.2	$172.1	$211.1
Operating Expenses	$78.8	$91.3	$107.2	$130.1	$156.8
Adjusted EBITDA*	$22.7	$29.9	$42.3	$52.8	$65.7
Net Income	$9.7	$15.5	$23.2	$30.3	$39.0
Adjusted Net Income**	$14.3	$18.4	$26.2	$33.5	$42.4
Unlevered Free Cash Flow***	$4	$11	$18	$22	$26

*
Non-GAAP Measure. For this purpose Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization after making certain adjustments with respect to non-cash compensation expenses and moving expenses.

**
Non-GAAP Measure. For this purpose Adjusted Net Income is defined as net income after making certain adjustments with respect to non-cash compensation expenses.

***
This information was not provided to DG. Non-GAAP Measure. Amounts are derived from the Company's prospective financial information, including the information summarized in this table.

****
This information was not provided to DG.

        The information set forth above is included solely to provide the Company's stockholders with a summary of the financial projections that were made available to DG and to the Company's financial advisor, and is not included in this Schedule 14D-9 in order to influence any stockholder of the Company to make any investment decision with respect to the Offer or any other purpose, including whether or not to seek appraisal rights with respect to the Shares.

        The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. Furthermore, the projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, or "GAAP," and MediaMind's independent auditors have not examined, compiled or otherwise applied procedures to the projections and accordingly assume no responsibility for them. MediaMind's internal financial forecasts (upon which the projections provided to its financial advisors were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments. The projections may differ from publicized analyst estimates and forecasts.

        The projections also reflect numerous assumptions made by the management of MediaMind, including assumptions with respect to industry performance, the market for MediaMind's existing and new products and services, MediaMind's ability to successfully negotiate acquisitions, general business, economic, market and financial conditions and other matters, all of which are difficult to predict, many of which are beyond MediaMind's control. These projections do not give effect to the Offer or the Merger, or any alterations that MediaMind's management or board of directors may make to MediaMind's operations or strategy after the completion of the Offer. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

        It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections due to numerous risks and uncertainties, including, but not limited to the risks and uncertainties described in reports filed by MediaMind with the SEC under the Exchange Act, including without limitation under the heading "Risk Factors" in MediaMind's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

        All projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in MediaMind's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in MediaMind's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011 are not applicable to any forward looking statements made in connection with the Offer.

        The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that any of DG, MediaMind or their respective affiliates and representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of DG, MediaMind or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of MediaMind compared to the information contained in the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

  (h)    Golden Parachute Compensation.

        The following table sets forth for each of the Company's named executive officers the compensation that is based on or otherwise relates to the Offer and the Merger and that may become payable to the officer. As Joe Girling resigned his employment with the Company on May 12, 2011, he will not be entitled to any compensation that is based on or otherwise relates to the Offer and the Merger. The amounts in the table assume that the Merger is consummated on July 25, 2011 and that the employment of the named executive officers (other than Mr. Girling) is terminated without cause immediately following such consummation.

        In the event of a termination of a named executive officer's employment, the Company may determine to enter into a separation agreement with the officer that provides for payments and benefits to which the officer otherwise would not be entitled, such as additional cash severance, accelerated vesting and exercisability of Options and/or continued medical benefits, typically in consideration for the employee's release of claims against the Company. As such agreements are individually negotiated, it is not possible to determine whether the Company would provide any of the named executive officers with any such additional payments and benefits under such an agreement on termination of the officer's employment. Therefore, the amounts in the table do not include estimates of any such additional payments and benefits.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)	Tax Reimbursement ($)	Other ($)(3)	Total ($)
Gal Trifon	369,313	806,220	0	0	0	1,560,293	2,735,826
Sarit Firon	169,707	526,523	0	0	0	0	696,230
Joe Girling	0	0	0	0	0	0	0
Ofer Zadikario	375,072	438,874	0	0	0	1,041,142	1,855,088
Andrew Bloom	175,000	989,050	0	0	0	0	1,164,050

(1)
Amounts shown represent cash severance payments that will only become payable to the named executive officers if their employment with the Company or one of its subsidiaries is terminated. Pursuant to the Merger Agreement, DG has agreed during the first year after the consummation of the Merger to provide six months notice prior to terminating without cause the employment of any of the named executive officers. DG may elect, in lieu of providing such notice, to provide the officer with base salary and cash incentive compensation for such six month period. Certain of the named executive officers would also be entitled to similar severance payments under the terms of their employment agreements, which would not duplicate any severance payments described above. Mr. Trifon, Ms. Firon and Mr. Zadikario are also entitled to Israeli statutory severance payments. The amounts in this column, which assume that DG elects to provide payment in lieu of notice, consist of the following: Mr. Trifon: base salary of $163,815, cash incentive compensation of $112,100 and statutory severance of $93,397; Ms. Firon: base salary of $122,771, cash incentive compensation of $35,000 and statutory severance of $11,936; Mr. Zadikario: base salary of $124,102, cash incentive compensation of $35,000 and statutory severance of $215,970; and Mr. Bloom: base salary of $115,000 and cash incentive compensation of $60,000. The amounts of base salary and statutory severance for Mr. Trifon, Ms. Firon and Mr. Zadikario represent the U.S. dollar equivalent of the amounts that would be payable in NIS, as converted based on the spot exchange rate of 3.421 on June 22, 2011.

(2)
Pursuant to the terms of their employment agreements, a portion of the unvested and unexercisable Options held by the named executive officers will accelerate on the consummation of the Merger (50% for Mr. Trifon, Ms. Firon and Mr. Zadikario, and 30% for Mr. Bloom) and an additional portion will accelerate on termination of the officers' employment without cause within 12 months after such consummation (the remaining 50% for Mr. Trifon, Ms. Firon and

  Mr. Zadikario, and an additional 50% for Mr. Bloom). The amounts in this column reflect the value of the acceleration on the consummation of the Merger and on termination without cause following such consummation, as follows: Mr. Trifon: $403,110 on consummation and $403,110 on termination; Ms. Firon: $263,261 on consummation and $263,261 on termination; Mr. Zadikario: $219,437 on consummation and $219,437 on termination; and Mr. Bloom: $456,485 on consummation and $532,565 on termination.

(3)
Mr. Trifon and Mr. Zadikario have each entered into an amended an restated an employment agreement with an Israeli subsidiary of the Company that is subject to, and will become effective on, the consummation of the Merger. Each of the agreements provides for an increase in base salary and a grant, after the consummation of the Merger, of options to purchase common shares of DG (75,000 shares for Mr. Trifon and 50,000 shares for Mr. Zadikario). The amounts in this column reflect estimates of the aggregate grant date fair values of the options computed in accordance with FASB Topic 718, assuming such options had been granted on June 22, 2011, the most recent practicable date prior to the filing of this Schedule, with a per share exercise price of $29.99 (the closing price of DG's stock on June 21, 2011) and assuming a risk-free interest rate of 2.93%, a dividend yield of 0% and stock price volatility of 58.5%. The employment agreements also provide for salary increases: for Mr. Trifon from $25,241 to $27,303 per month, and for Mr. Zadikario from $19,293 to $20,684 per month. These amounts reflect the US dollar equivalents of the amounts that would be payable in NIS, as converted based on the spot exchange rate of 3.421 on June 22, 2011.

Item 9.    Exhibits.

Exhibit No.	Description
(a)(1)	Offer to Purchase dated June 24, 2011 (incorporated by reference to Exhibit (a)(1) of the Schedule TO filed by DG and Purchaser on June 24, 2011).
(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(2) of the Schedule TO filed by DG and Purchaser on June 24, 2011.).
(a)(3)	Letter to Stockholders of the Company dated June 24, 2011.*
(a)(4)	Joint Press Release issued by DG and the Company on June 16, 2011 (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by the Company on June 16, 2011).
(a)(5)	Transcript of conference call of MediaMind and DG executives with investors held on June 16, 2011 (incorporated by reference to the Schedule 14D-9C filed by the Company on June 17, 2011).
(a)(6)
Presentation materials from a meeting of Gal Trifon, CEO of the Company, with employees of the Company held on June 16, 2011(incorporated by reference to the Schedule 14D-9C filed by the Company on June 17, 2011).
(e)(1)	Agreement and Plan of Merger, dated as of June 15, 2011, among DG, Purchaser and the Company (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by the Company on June 16, 2011).
(e)(2)	Confidentiality Agreement, dated as of April 16, 2011, between DG and the Company (incorporated by reference to Exhibit (e)(2) of the Schedule TO filed by DG and Purchaser on June 24, 2011).
(e)(3)
Tender and Voting Agreement dated as of June 15, 2011, between DG and the shareholders of the Company party thereto (incorporated by reference to Exhibit 2.2 of the Form 8-K filed by the Company on June 16, 2011).

Exhibit No.	Description
(e)(4)	Amended and Restated Employment Agreement, dated as of June 15, 2011, between MediaMind Technologies Ltd. and Gal Trifon.
(e)(5)	Amended and Restated Employment Agreement, dated as of June 15, 2011, between MediaMind Technologies Ltd. and Ofer Zadikario.
(g)	Not applicable.
Annex A	Information Statement.*
Annex B	Opinion of Qatalyst Partners LP, dated June 15, 2011.*

*
Included with the statement mailed to the stockholders of the Company.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MediaMind Technologies Inc.
	By:	/s/ Vered Raviv-Schwarz
		Name:	Vered Raviv-Schwarz
		Title:	General Counsel and Corporate Secretary
Dated: June 24, 2011

ANNEX A
INFORMATION STATEMENT

MEDIAMIND TECHNOLOGIES INC.

135 West 18th Street, 5th Floor
New York, NY 10011

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED
IN CONNECTION WITH THIS INFORMATION STATEMENT

        This Information Statement is being mailed on or about June 24, 2011 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of common stock, par value $0.001 per share, of MediaMind Technologies Inc. (the "Shares"), of MediaMind Technologies Inc., a Delaware corporation (the "Company" or "we"). You are receiving this Information Statement in connection with the possible election of persons designated by DG FastChannel, Inc., a Delaware corporation ("DG"), and DG Acquisition Corp. VII, a Delaware corporation and a wholly-owned subsidiary of DG ("Purchaser"), to at least a majority of the seats on the Board of Directors of the Company.

        On June 15, 2011, the Company, DG and Purchaser entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Purchaser is required to commence a tender offer to purchase all outstanding Shares for $22.00 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated June 24, 2011 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related letter of transmittal (as amended or supplemented from time to time, the "Letter of Transmittal"), copies of which have been mailed to the stockholders of the Company and are filed as Exhibit (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO, dated June 24, 2011 (as amended or supplemented from time to time, the "Schedule TO") with the U.S. Securities and Exchange Commission (the "SEC") on June 24, 2011.

        The Merger Agreement provides, among other things, that as soon as possible after consummation of the Offer, Purchaser will merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of DG. At the effective time of the Merger, each outstanding Share (other than any Shares in respect of which appraisal rights are validly exercised under the Delaware General Corporation Law (the "DGCL") and any Shares held by the Company, DG or any subsidiary of the Company or DG (including Purchaser)) will be converted into the right to receive the Offer Price. A copy of the Merger Agreement is filed as Exhibit 2.1 of the Form 8-K filed by the Company on June 16, 2011, and is incorporated herein by reference.

        The Offer, the Merger, and the Merger Agreement are more fully described in the Offer to Purchase and the Schedule 14D-9, to which this Information Statement forms Annex A, which was filed by the Company with the SEC on June 24, 2011, and which is being mailed to stockholders of the Company along with this Information Statement.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

        Pursuant to the Merger Agreement, Purchaser commenced the Offer on June 24, 2011. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Friday, July 22, 2011, unless extended.

        The information contained in this Information Statement concerning DG, Purchaser and their director designees has been furnished to the Company by DG and Purchaser, and the Company assumes no responsibility for the accuracy of any such information.

RIGHT TO DESIGNATE DIRECTORS; DG'S DESIGNEES

Right to Designate Directors

        The Merger Agreement provides that promptly upon the acceptance for payment of, and payment by Purchaser for, Shares under the Offer, and subject to applicable law, for so long as DG and its subsidiaries directly or indirectly own in the aggregate more than 50% of the outstanding Shares, DG will be entitled to designate the number of directors, rounded up to the next whole number, to the Company's Board of Directors that is equal to the product of (i) the total number of directors on the Board of Directors (giving effect to the additional directors elected or appointed pursuant to the requirements of the Merger Agreement) multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by DG and/or Purchaser (including Shares accepted for payment pursuant to the Offer) bears to the aggregate number of outstanding Shares, in each case at the time of such designation by DG.

        Following the election or appointment of DG's designees and until the Merger is consummated, the approval of a majority of the directors of the Company then in office who were not designated by DG shall be required to authorize (and such authorization shall constitute the authorization of the Board of Directors) (i) any termination of the Merger Agreement by the Company, (ii) any amendment of the Merger Agreement requiring action by the Board of Directors, (iii) any extension of time for performance of any of the obligations or actions under the Merger Agreement by DG or Purchaser, (iv) any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, (v) and any other consent, action or recommendation by the Company or the Board of Directors with respect to the Merger Agreement, the Offer or the Merger, or any other transaction contemplated by or in connection with the Merger Agreement, the Offer or the Merger.

DG's Designees

        DG has informed the Company that promptly upon the acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer (and for so long thereafter as DG and its subsidiaries own more than 50% of the outstanding Shares), DG will exercise its rights under the Merger Agreement to obtain representation on, and control of, the Board by requesting that the Company provide it with the maximum representation on the Board to which it is entitled under the Merger Agreement. DG has informed the Company that it will choose its designees to the Board from among the persons identified below. The following table was prepared from information furnished to the Company by DG and sets forth, with respect to each individual who may be designated by DG as a designee, the name and age of the individual as of the date hereof, and such individual's present principal occupation and employment history during the past five years. DG has informed the Company that each such person listed below is a United States citizen. The business address of each person listed below is c/o DG FastChannel, Inc., 750 West John Carpenter Freeway, Suite 700, Irving, TX 75039.

Name	Age	Current Principal Occupation and Five-Year Employment History.
Scott K. Ginsburg	58	Scott K. Ginsburg joined DG in December 1998 as Chairman of the Board and assumed the additional role of Chief Executive Officer in November 2003. In 1988, Mr. Ginsburg established Evergreen Media Corporation, and served as Chairman of the Board and Chief Executive Officer. In 1997, Evergreen Media Corporation merged with Chancellor Broadcasting to form Chancellor Media Corporation, which became AMFM, Inc. Mr. Ginsburg served as Chancellor's Chief Executive Officer and a Director. Mr. Ginsburg earned a B.A. from George Washington University in 1974 and a J.D. from Georgetown University Law Center in 1978.
Neil H. Nguyen	37

Neil H. Nguyen joined DG as Executive Vice President of Sales and Operations in March 2005. In 2009 he was promoted to President and Chief Operating Officer. In December 2009, he was appointed as a member of the Board of Directors. Prior to joining DG, from 1998 to 2002, Mr. Nguyen served as President of Point.360's MultiMedia Group and also served in various senior management roles at FastChannel Network including Executive Vice President, Strategic Planning and Vice President Global Sales and Business Development from 2003 to 2005. Mr. Nguyen received a B.S. from California State University, Northridge.

Omar A. Choucair	49

Omar A. Choucair joined DG as Chief Financial Officer in July 1999 and has been a member of the Board of Directors of DG since November 2000. Prior to joining DG, Mr. Choucair served as Vice President of Finance for AMFM, Inc. (formerly Chancellor Media Corporation) and served as Vice President of Finance for Evergreen Media Corporation before it was acquired by Chancellor Media Corporation in 1997. Prior to entering the media industry, Mr. Choucair was a Senior Manager at KPMG LLP, where he specialized in media and telecommunications clients. Mr. Choucair received a B.B.A. from Baylor University.

        DG has informed the Company that, to its knowledge, none of the persons listed above has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the person's property or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

        DG has informed the Company that, to its knowledge, none of its designees is currently a director of, or holds any position with, the Company or any of its subsidiaries. DG has informed the Company that, to its knowledge, none of the persons listed above or any of his or her immediate family members (i) has a familial relationship with any directors, other nominees or executive officers of the Company or any of its subsidiaries, or (ii) has been involved in any transactions with the Company or any of its subsidiaries, in each case, that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

        It is expected that DG's designees will assume office as promptly as practicable following the purchase by Purchaser of Shares pursuant to the Offer, which cannot be earlier than 12:00 midnight, New York City time, on July 22, 2011, and that, upon assuming office, DG's designees will constitute at least a majority of the Board. It is not currently known which of the current directors of the Company will resign. To the extent the Board will consist of persons who are not nominees of DG, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign.

CERTAIN INFORMATION REGARDING THE COMPANY

        The Shares are the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Share has one vote. As of the close of business on June 22, 2011, there were 88,000,000 Shares authorized, of which 19,528,764 were outstanding.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

BOARD OF DIRECTORS

        Timothy I. Maudlin has served as a director since August 2008. From 1989 through 2007, Mr. Maudlin was a Managing Partner of Medical Innovation Partners, a venture capital firm. Mr. Maudlin also served as President and Chief Executive Officer of KMN Inc. from 1985 to 2007 and as Chief Financial Officer of Venturi Group, LLC from 1999 to 2001. Mr. Maudlin currently serves on the Board of Directors of WEB.com and Sucampo Pharmaceuticals, Inc. Mr. Maudlin holds a B.A. from St. Olaf College and a M.M. from the Kellogg School of Management at Northwestern University. Mr. Maudlin has extensive experience in the venture capital sector and in corporate finance and accounting, and has strong skills in management and governance. Age: 60.

        James Warner joined our Board of Directors on May 26, 2010. Mr. Warner has served as Principal of Third Floor Enterprises, a media and marketing advisory firm, since January 2009. From January 2000 through June 2008, Mr. Warner held senior positions at aQuantive, most recently as Executive Vice President of its Razorfish subsidiary. Mr. Warner served as President of Primedia's Magazine Group in 1998. From 1995 to 1998, he served as President of the CBS Television Network. From 1990 to 1995, he was President of CBS Enterprises, and from 1980 to 1989 he was Vice President at HBO. Mr. Warner also serves as a director at Healthline Networks, Inc. and Engage 121, Inc. He received a B.A. from Yale College and M.B.A. from the Harvard Business School. He has extensive experience in the media and advertising industry and strong skills in marketing and management. Age: 58.

        Gal Trifon has served as President, Chief Executive Officer and director since August 2001. From January 2002 through January 2008 and since November 2008, Mr. Trifon has served as the Chairman of our Board of Directors. Mr. Trifon is one of our co-founders and was the original technology architect of the MediaMind Rich Media Platform. From December 2000 to June 2001, Mr. Trifon served as Vice President of Business Development and from September 1999 to December 2000 as Vice President for Research and Development. Prior to co-founding MediaMind, Mr. Trifon served as research and development team manager in VCON, a provider of video, audio and data conferencing solutions, from 1996 to 1999. Mr. Trifon holds a B.Sc. in Computer Science and Economics from Tel Aviv University, Israel. Mr. Trifon has extensive experience in business development and in product research and development, and has strong skills in technology sector management, technology design and vision and strategic planning. Age: 42.

        Eli Barkat has served as a director since April 2007. Mr. Barkat was nominated as a director by Sycamore Technologies Ventures L.P. ("Sycamore") based on a stockholders' agreement that terminated upon the closing of our initial public offering. In 1988, Mr. Barkat co-founded BRM Group (formerly BRM Technologies), which developed an anti-virus technology that was sold to Symantec in 1992. Following the sale, Mr. Barkat was involved in turning BRM Group into an incubator venture firm that invested in several internet infrastructure and software companies. In 2000, BRM Capital I was founded and Mr. Barkat held an advisory position there from 2000 to 2003. In January 2004, Mr. Barkat formally rejoined BRM Capital, assuming the position of Managing Partner. Mr. Barkat co-founded BackWeb in 1995 and served as Chief Executive Officer from 1996 to 2004 and as Chairman of BackWeb from 1996 to 2008. Today, BRM Group is a privately-held holding company that invests in hi-tech, financial markets and established industries. Mr. Barkat currently serves as Chief Executive Officer and Chairman of BRM Group, Chairman of Pudding Media and Dash-Apex Holdings Ltd., and as a director of GigaSpaces, SupportSpace, and Pando. Mr. Barkat holds a B.Sc. in Computer Science and Mathematics from the Hebrew University of Jerusalem, Israel. Mr. Barkat has extensive experience in the technology sector and capital markets, and has strong skills in management and governance. Age: 47.

        Guy Gamzu has served as a director since January 2000. Mr. Gamzu has been an angel investor since 1997, specializing in pre-seed venture finance. Mr. Gamzu is the founder of Sycamore Technologies Ventures L.P. Mr. Gamzu currently serves as a director of Eyeclick.com, eToro.com, Mirtemis and Fiverr.com. Mr. Gamzu holds a B.S. in Business Studies, Marketing and Finance from City University Business School in London, U.K. Mr. Gamzu has extensive experience in the venture capital and technology sectors and has strong skills in management and governance. Age: 44.

        Michael J. Kelly has served as a director since February 2008. Mr. Kelly has served as President and Chief Executive Officer of The Weather Channel Companies (TWCC) since July 2009. Mr. Kelly was President of AOL Media Networks from February 2004 to October 2007. From September 2002 to February 2004, Mr. Kelly was the President of Global Marketing at Time Warner. From March 2000 to September 2002, Mr. Kelly served as the Chief Executive Officer of America Town Network, which he founded. From 1983 to 2000, Mr. Kelly held various executive positions at Time, Inc., and performed management assignments at Fortune magazine and Entertainment Weekly. From 1996 to 2000, Mr. Kelly served as the Publisher of Entertainment Weekly. Mr. Kelly holds a B.A. in Political Science from the University of Illinois. Mr. Kelly has extensive experience in the advertising and the publishing sectors, and has strong skills in management and marketing. Age: 54.

        Deven Parekh has served as a director since January 2004. Mr. Parekh joined Insight Venture Partners in January 2000, and has served as a Managing Director of the firm since January 2001. Prior to joining Insight, Mr. Parekh was with Berenson Minella & Company, a New York-based merchant banking firm, from 1992 to 2000. In 1992, Mr. Parekh was with The Blackstone Group. Mr. Parekh currently serves as a director of Chegg.com, Epic Media Group, eCommerce Industries, eVestment Alliance, Hayneedle, Newegg.com, Seevast and Syncsort. Mr. Parekh holds a B.S. in Economics from the Wharton School at the University of Pennsylvania. Mr. Parekh has extensive experience in venture capital, the technology sector, the capital markets and corporate governance. Age: 41.

EXECUTIVE OFFICERS

        See "Board of Directors" for the biography of Gal Trifon, our Chief Executive Officer.

        Ofer Zadikario has served as Chief Solutions Officer since October 2007. Mr. Zadikario is one of our co-founders and the main architect of MediaMind's original Rich Media Platform. From August 2001 to October 2007, Mr. Zadikario served as Vice President of Research and Development and from September 2001 to April 2008 served as one of our directors. Prior to co-founding MediaMind, Mr. Zadikario served as an information systems engineer developing decision support systems for Intel from 1997 to September 1999. Mr. Zadikario holds a B.Sc. in Information Systems Engineering from Ben-Gurion University of the Negev, Israel. Age: 38.

        Sarit Firon has served as Chief Financial Officer since October 2007. Prior to joining us, Ms. Firon served as Chief Financial Officer and Vice President of Finance of Olive Software, a provider of digital publishing solutions, from May 2005 to October 2007. From January 2000 to October 2004, Ms. Firon

served as the Chief Financial Officer of P-Cube, a provider of IP service control solutions (which was acquired by Cisco Systems). From January 1995 to December 1999, Ms. Firon served as the Chief Financial Officer of RADCOM (NASDAQ: RDCM), a provider of probe-based network monitoring solutions. From November 1991 to December 1994, Ms. Firon served as a senior auditor with Kesselman and Kesselman, a member of PricewaterhouseCoopers. From October 2000 to December 2006, Ms. Firon served as a director and a member of the audit committee of Metalink (NASDAQ: MTLK), a global provider and developer of high performance wireline and wireless broadband communication silicon solutions for telecommunication, networking and home broadband equipment makers. Ms. Firon holds a B.A. in Accounting and Economics from Tel-Aviv University, Israel, and is a Certified Public Accountant. Age: 44.

        Andrew Bloom has served as Vice President for Strategic Business Development since August 2009. Prior to joining MediaMind, Mr. Bloom served as Vice President of Agency Sales and Partner Development at Spot Runner, a technology company developing next generation TV advertising platforms, from May 2006 to July 2009. From March 2002 to April 2006, Mr. Bloom served as Director of Business Development at Getty Images, a leading global digital media business. From December 1999 to October 2001, Mr. Bloom served as a senior associate at the Accelerator Group, a New York-based management and investment company. From September 1997 to December 1999, Mr. Bloom worked as a corporate lawyer at the law firm of Davis Polk & Wardwell LLP. Prior to that Mr. Bloom started his career as a corporate lawyer at Slaughter and May where he worked from September 1993 to August 1997. Mr. Bloom holds a B.A. and an M.A. in law from Cambridge University in England. Age: 41.

        Amit Rahav has served as Vice President for Marketing since January 2007. Prior to joining us, Mr. Rahav served as Vice President for Marketing at Orbotech during 2006. From 2005 to 2006, Mr. Rahav served as Vice President of Marketing of Commil Ltd. From 2004 to 2005, Mr. Rahav served as Vice President of Marketing at Emblaze Mobile. From 2000 to 2004, Mr. Rahav served as Vice President for Marketing of MessageVine. From 1991 to 2000, Mr. Rahav served in various marketing roles at BMC Software, including most recently as Director of Marketing. Mr. Rahav holds an LL.B. from Tel-Aviv University, Israel. Age: 41.

        Joe Girling, our former Vice President of Global Sales, is no longer one of our executive officers, as his employment with us terminated as of May 12, 2011. The references to Mr. Girling in this information statement reflect the status of his employment relationship with us prior to such termination.

CORPORATE GOVERNANCE

Director Independence

        The Nasdaq Marketplace Rules require that a majority of the Company's directors be "independent," as defined by Nasdaq Marketplace Rule 5605(a)(2) and determined by the Board of Directors. The Board of Directors consults with the Company's legal counsel to ensure that the Board of Directors' determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent." We have determined that each of Mr. Gamzu, Mr. Kelly, Mr. Parekh, Mr. Maudlin and Mr. Warner is an independent director within the meaning of the applicable rules of the SEC and NASDAQ, and that each of Mr. Kelly, Mr. Maudlin and Mr. Warner is also an independent director under Rule 10A-3 of the Exchange Act for the purpose of audit committee membership. In addition, our Board of Directors has determined that Mr. Maudlin is a financial expert within the meaning of the applicable rules of the SEC and NASDAQ.

Committees of the Board of Directors

        The Board of Directors has established an Audit and Corporate Governance Committee and a Compensation Committee (collectively, the "Committees").

        Audit Committee.    The Audit Committee of our Board of Directors consists of Timothy I. Maudlin, Michael J. Kelly and James Warner. Mr. Maudlin serves as the chairman of the Audit Committee. The Audit Committee operates pursuant to a charter that was approved by our Board of Directors. The Charter is posted under the "Company—Investor Relations—Corporate Governance" section of our website, www.mediamind.com. The Audit Committee reviews our internal accounting and financial controls and the accounting principles and auditing practices and procedures to be employed in preparation and review of our financial statements. The Audit Committee also supervises the engagement of independent public auditors and the scope of the audit to be undertaken by such auditors. The Audit Committee also reviews and, as it deems appropriate, recommends to the Board of Directors corporate governance policies, and reviews and approves related party transactions, as detailed below under the caption "Related Person Transactions Policy and Procedures".

        Compensation Committee.    The Compensation Committee of our Board of Directors consists of Timothy I. Maudlin, Deven Parekh and James Warner. Mr. Warner serves as the chairman of the Compensation Committee. The Compensation Committee operates pursuant to a charter that was approved by our Board of Directors. Such charter can be found at our website and is available for review at http://ir.mediamind.com/phoenix.zhtml?c=220622&p=irol-govHighlights. The Compensation Committee reviews and, as it deems appropriate, recommends to the Board of Directors policies, practices and procedures relating to the compensation of the officers and other managerial employees and the establishment and administration of employee benefit plans. The Compensation Committee exercises all authority under our employee equity incentive plans and advises and consults with our officers as may be requested regarding managerial personnel policies. The Compensation Committee may delegate to one or more officers of the Company the authority to make grants and awards of stock rights or options to any non-Section 16 officer of the Company under such of the Company's incentive-compensation or other equity-based plans as the Compensation Committee deems appropriate and in accordance with the terms of such plans.

Nomination of Directors

        Our Board of Directors does not have and does not currently intend to establish a Nominating Committee. Our Board of Directors will delegate to its independent members the authority to select qualified nominees for election or appointment to our Board of Directors. The vote of a majority of the independent directors of our Board of Directors will be required to select a nominee. Our Board of Directors believes that this process for nominating directors is appropriate as power is delegated to the independent directors of the Board and because this process is in accordance with the Nasdaq Global Select Market Rules.

Board Leadership

        The Company's Chief Executive Officer, Mr. Gal Trifon, also serves as Chairman of our Board of Directors. Mr. Trifon, who is also co-founder of MediaMind, possesses unique skills that combine in depth understanding of our technology, as the original technology architect, with vast knowledge of the industry, and extensive business development experience. Due to such qualities, the Board of Directors chose to elect him as Chairman of the Board in addition to his role as Chief Executive Officer. We believe that this is the appropriate leadership structure, considering our size and the high level of technical knowledge required to manage the Company. In addition, five out of our seven board members are independent under the Nasdaq Marketplace Rules. The independent directors, as well as our Audit Committee, which is comprised of three independent directors, play a major role in our risk oversight, which supports this determination, as detailed below under the captions "Risk Oversight" and "Related Person Transactions Policy and Procedures".

Risk Oversight

        Assessing and managing risk is the responsibility of the Company's senior management team. The Board of Directors, as well as the Audit Committee, oversees certain aspects of the Company's risk management efforts, and reviews and consults with the Company's senior management team on strategic opportunities, challenges and risks faced by the Company at each of the regular quarterly Board meetings. Following its initial public offering, in August 2010, the Company retained Price Waterhouse Coopers to assist the Company in identifying, documenting and mitigating the Company's financial risks in accordance with the Sarbanes-Oxley Act of 2002 ("SOX"), and hired an internal SOX manager. In parallel management is performing, with the assistance of an external consultant, an enterprise risk assessment to identify key operating, legal and compliance risks, which may not be covered by the evaluation under SOX. The risk evaluation process under SOX and the complimentary risk evaluation process are reported to the Audit Committee on a quarterly basis, and the Audit Committee reports developments to the Board of Directors. In addition, the Audit Committee oversees the Company's financial reporting, and internal controls as well as risks related to the Company's corporate governance, board and committee composition, director independence and related party transactions. The Compensation Committee oversees the Company's executive compensation programs, monitors the administration of the Company's various equity compensation plans, and conducts compensation-related risk assessments. Each Committee presents regular reports to the full Board of Directors on a quarterly basis.

Related Person Transactions Policy and Procedures

        The Board of Directors has adopted a policy on related person transactions. Such policy can be found at our website and is available for review at http://ir.mediamind.com/phoenix.zhtml?c=220622&p=irol-govHighlights. Pursuant to the policy, the Audit Committee, or in the case of a transaction in which the aggregate amount is, or is expected to be, in excess of $120,000, the Board of Directors, will review the relevant facts and circumstances of all related party transactions, including, but not limited to, (i) the commercial reasonableness of the terms of the transaction and (ii) the extent of the related party's interest in the transaction. Pursuant to the policy, no director, including the Chairman of the Audit Committee, may participate in any approval of a related party transaction to which he or she is a related party.

        The Audit Committee, or the Board of Directors as applicable, will then, in its sole discretion, either approve or disapprove the transaction.

        Certain types of transactions, which would otherwise require individual review, have been pre-approved by the Audit Committee. These types of transactions include, for example, (i) compensation to an officer or director where such compensation is required to be disclosed in our proxy statement and (ii) transactions where the interest of the related party arises only by way of a directorship or minority stake in another organization that is a party to the transaction. Pursuant to the terms of our related party transaction policy, all related party transactions are required to be disclosed in our applicable filings in accordance with the Securities Act and the Exchange Act and related rules.

Certain Relationships and Related Person Transactions

Series A-1 Convertible Preferred Stock Conversion

        In April 2007, we sold 2,068,966 shares of our series A-1 Convertible preferred stock, $0.001 par value per share, at a price of $7.25 (pre-split $14.50) per share for total consideration of $30.0 million to Sycamore Technologies Ventures L.P ("Sycamore"). All of the shares of series A-1 Convertible preferred stock converted into 4,358,898 shares of common stock at a ratio of 1:2.1068 immediately prior to the closing of our initial public offering.

Management Agreement

        In April 2007, we entered into a management agreement with Sycamore pursuant to which Sycamore provided us, our Board of Directors and our subsidiaries with various management and consulting services, including strategic guidance, such as introduction to potential customers, analysts, investment bankers and consulting services with respect to strategic alliances and other business opportunities. Under the terms of the management agreement we paid Sycamore an annual management fee of $1.0 million. Sycamore was not entitled to any additional, or other forms of consideration for its services. The management agreement terminated pursuant to its terms on April 26, 2009.

Registration Rights

        In April 2007, we entered into an amended and restated registration rights agreement with certain holders of our common stock and our series A-1 Convertible preferred stock which converted into common stock in connection with our initial public offering. Pursuant to the registration rights agreement, the holders of at least a majority of our common stock issued upon the conversion of our series A-1 Convertible preferred stock may require us to file a registration statement under the Securities Act with respect to such shares. In addition, the holders of at least a majority of our common stock that is owned by our common stockholders who are party to the registration rights agreement, may require us to file a registration statement. All such abovementioned shares, the "Registrable Shares". These "demand" registration rights are subject to certain conditions and limitations, including the right of the managing underwriter to limit the number of Registrable Shares included in such registration if it would interfere with the successful marketing of the shares, and our right to postpone a registration statement for a period of up to 45 days if we have plans to engage in an underwritten public offering, in which the demanding holders will be permitted to include their Registrable Shares or if our Board of Directors reasonably determines that such registration would interfere with any material transaction involving us.

        The holders of any of our Registrable Shares also have certain "piggyback" rights pursuant to which, if we propose to register any shares of our common stock, such holders are entitled to notice of such registration and are entitled to include such Registrable Shares therein. The piggyback registration rights are subject to certain conditions and limitations, including the right of the managing underwriter to limit the number of shares included in such registration if it would interfere with the successful marketing of the shares, and are only applicable for three years following the consummation of our initial public offering.

        Further, once we qualify to use Form S-3 under the Securities Act, holders of any of our Registrable Shares are entitled to request an unlimited number of registrations on Form S-3. Pursuant to the registration rights agreement, we are obligated to pay all registration expenses, other than underwriting discounts and selling commissions related to any registration of Registrable Shares in accordance therewith. The registration rights agreement contains customary indemnification and contribution provisions.

        On November 8, 2010, in connection with their purchase of 380,000 and 100,000 shares, respectively, in our initial public offering, we entered into a joinder agreement whereby BRM Group Ltd., controlled by Eli Barkat, and Jonathan Kolber, a director of Sycamore on the date of the joinder agreement, and a 5% holders of our common stock, were made parties to the aforementioned registration rights agreement as holders of common stock.

Meetings of the Board of Directors and Standing Committees; Attendance at Annual Meetings

        Our Board of Directors met or acted by unanimous written consent 10 times during 2010. The Audit Committee met 6 times and the Compensation Committee met or acted by unanimous written consent 7 times. Following our initial public offering in August 2010, each meeting of the Board of Directors or Audit Committee includes an executive session of the outside directors, with no members of management being present. Each member of the Board of Directors attended 75% or more of the Board of Directors meetings during 2010. Each member of the Board of Directors who served on one or more of the Committees attended at least 75% of the applicable committee meetings during 2010. While we do not have a formal policy for directors' attendance at the annual meeting of shareholders, a majority of directors are also expected to be present at the Company's annual meetings of shareholders. At the time of our fiscal year 2009 annual shareholders meeting we were not yet a public company and our annual shareholders meeting was held by written consent.

Director Nomination

        Criteria for Nomination to the Board of Directors.    The independent members of the Board of Directors consider the appropriate balance of experience, skills and characteristics required of the Board of Directors, and seek to ensure that at least a majority of the directors are independent under the Nasdaq Marketplace Rules, that members of the Company's Audit Committee meet the financial literacy requirements under the Nasdaq Marketplace Rules and that at least one of them qualifies as an "audit committee financial expert" under the rules of the SEC. Nominees for director are selected on the basis of their depth and breadth of experience, integrity, ability to work effectively as part of a team, understanding of the Company's business environment, and willingness to devote adequate time to Board duties.

        In evaluating director candidates, regardless of the source of the nomination, the independent directors will consider the composition of the Board as a whole, the requisite characteristics (including independence, diversity, skills and experience) of each candidate, and the performance and continued tenure of incumbent Board members. The independent directors will take into account the enhanced independence, financial literacy and financial expertise standards that may be required under law or NASDAQ rules for Audit Committee membership purposes. Periodically the audit committee and the independent directors will review the composition of the Board and its committees in light of the current challenges and needs of the Board, the Company and each committee, and determine whether it may be appropriate to add or remove individuals after considering issues of judgment, diversity, skills, background and experience.

        Nominees are not discriminated against on the basis of race, religion, national origin, sexual orientation, disability or any other basis proscribed by law. The board believes that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities. The Board therefore considers diversity in identifying nominees for director, but does not have a separate policy directed toward diversity.

        Shareholders Proposals for Nominees.    The independent directors will consider written proposals from shareholders for nominees for director. Any such proposal for nominations should be submitted to our principal offices, c/o Corporate Secretary, and should include the following information: (a) all information relating to such nominee that is required to be disclosed pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (b) the name(s) and address(es) of the shareholders(s) making the proposal for nomination and the number of shares of Common Stock that are owned beneficially and of record by such shareholders(s), and a description of any agreement, arrangement or understanding, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder with respect to our securities. A shareholder who desires to nominate a director for election to our Board of Director directly should see the requirements set forth in our Bylaws and described under the caption "Shareholder Proposal for the Annual Meeting for Fiscal 2011" in our Proxy Statement filed on April 14, 2011.

        Process for Identifying and Evaluating Nominees.    The process for identifying and evaluating nominees to fill vacancies on the Board of Directors is initiated by conducting an assessment of critical Company and Board needs, based on the present and future strategic objectives of the Company and the specific skills required for the Board as a whole and for each Board Committee. A third-party search firm may be used by the Board to identify qualified candidates, and the Board may review shareholder proposals for nominees. These candidates are evaluated by the independent directors by reviewing the candidates' biographical information and qualifications and checking the candidates' references. Serious candidates meet with all members of the Board and as many of the Company's executive officers as practical. Using the input from such interviews and the information obtained by the independent directors, the full Board determines whether to appoint a candidate to the Board.

        The independent directors will evaluate the skills and experience of existing Board members against the Company's critical needs in making recommendations for nomination by the full Board of candidates for election by the shareholders.

Communications with Directors

        Shareholders who wish to communicate with our directors may do so by contacting them c/o Corporate Secretary, MediaMind Technologies Inc., 135 West 18th Street, New York, New York 10011. All communications received will be forwarded by the Corporate Secretary to a Board member, Board committee or the full Board of Directors as appropriate.

Code of Business Conduct and Ethics

        We have adopted a Code of Business Conduct and Ethics that applies to all of our employees and partners. The Code is posted under the "Company—Investor Relations—Corporate Governance" section of the Company's website, www.mediamind.com.

2010 Director Compensation

        The following table sets forth compensation earned by the individuals who served as non-employee directors of the Company during fiscal 2010.

	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Eli Barkat	$—	$—	$—
Guy Gamzu	—	—	—
Michael J. Kelly	13,667	43,602	57,269
Timothy I. Maudlin	19,500	43,602	63,102
James Warner	10,667	42,889	53,556
Deven Parekh	—	—	—

(1)
The dollar amounts shown reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 8 "Stockholders' Equity" to the financial statements included in our annual report for the fiscal year 2010. The aggregate number of option awards outstanding as of December 31, 2010 for each non-employee director is zero except as follows: Michael J. Kelly, 60,672 options; Timothy I. Maudlin, 27,000 options; and James Warner, 10,000 options. In addition we granted each of Timothy I. Maudlin, James Warner and Michael J. Kelly 3,000 options in January 2011 in recognition of their contribution to our initial public offering.

Report of the Audit Committee

        The Audit Committee consists of three directors, each of whom, in the judgment of the Board of Directors, is an "independent director" as defined in the listing standards for The Nasdaq Stock Market. The Audit Committee acts pursuant to a written charter that has been adopted by the Board of Directors. The Audit Committee charter is available on the "Company—Investor Relations—Corporate Governance" section of the Company's website, www.mediamind.com.

        On behalf of the Board of Directors, the Audit Committee oversees the Company's financial reporting process and its internal controls over financial reporting, areas for which management has the primary responsibility. Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, the independent registered public accounting firm (the "Auditors"), is responsible for expressing an opinion as to the conformity of the audited financial statements with accounting principles generally accepted in the United States of America and for issuing its opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting.

        In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed with management and the Auditors the audited financial statements and the quarterly unaudited financial statements of the Company for the year ended December 31, 2010, matters relating to the Company's internal controls over financial reporting, and the processes that support certifications of the financial statements by the Company's Chief Executive Officer and Chief Financial Officer.

        The Audit Committee discussed with the Auditors the overall scope and plans for the annual audit. The Audit Committee meets with the Auditors, with and without management present, to discuss the results of their examinations, their consideration of the Company's internal controls in connection with their audit, and the overall quality of the Company's financial reporting.

        The Audit Committee reviewed with the Auditors their judgments as to the quality and acceptability of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards. The Audit Committee has discussed and reviewed with the Auditors all matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

        The Audit Committee has received the written disclosures and the letter from the Auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the Auditors' communications with the Audit Committee concerning independence, and has discussed with the Auditors the Auditors' independence.

        Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report to Shareholders on Form 10-K for the year ended December 31, 2010 for filing with the SEC. The Audit Committee has also selected the Auditors as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2011. The Board of Directors recommended that shareholders ratify this selection at the Annual Meeting.

        Members of the Audit Committee:

    Timothy I. Maudlin, Chair
    Michael J. Kelly
    James Warner

 SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information regarding the beneficial ownership of Shares as of March 31, 2011 by (a) each person known to the Company to own beneficially more than 5% of outstanding Shares on March 31, 2011, (b) each director and nominee for director of the Company, (c) the Named Executive Officers, as defined herein, and (d) all directors and executive officers as a group. The information in this table is based solely on statements in filings with the SEC or other reliable information.

        In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the Shares issuable pursuant to stock options that are exercisable within 60 days of March 31, 2011. Shares issuable pursuant to stock options or warrants are deemed outstanding for computing the percentage of the person holding such options or warrants but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 18,905,299 Shares as of March 31,2011. Unless otherwise indicated, the address for each listed stockholder is: c/o MediaMind Technologies Inc., 135 West 18th Street, 5th Floor, New York, NY, 10011. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Shares Beneficially Owned As of March 31, 2011
Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Class
Beneficial Owners of 5% or More of Our Outstanding Common Stock, Directors and Named Executive Officers
Sycamore Technologies Ventures L.P.(1)	3,829,382	20.3%
Insight Ventures(2)	3,131,000	16.5
RIMA Management LLC(3)	1,090,743	5.8
Jonathan Kolber(4)	1,084,729	5.7
Gal Trifon(5)	1,285,668	6.5
Ofer Zadikario(6)	892,320	4.6
Sarit Firon(7)	256,316	1.3
Andrew Bloom(8)	61,700	*
Joe Girling(9)	242,528	1.3
Eli Barkat(10)	4,209,382	22.3
Guy Gamzu(11)	922,427	4.9
Michael J. Kelly(12)	50,672	*
Timothy I. Maudlin(13)	17,000	*
Deven Parekh(14)	3,131,000	16.5
James Warner(15)	10,000	*
All current directors and executive officers as a group (12 persons)	11,079,013	52.8

(1)
Consists of 3,829,382 Shares. Mr. Eli Barkat is a member of the board of directors of Sycamore Technologies Venture Ltd., the general partner of Sycamore. Because Mr. Barkat is a member of the board of directors of Sycamore Technologies Venture Ltd., he has voting and dispositive power over these shares. Mr. Barkat disclaims beneficial ownership of the shares except to the extent of his pecuniary interests in Sycamore. Sycamore's address is Beit Bareket Hagolan St., Airport City 70100, P.O. Box 215, Israel. For a discussion of our material relationships with Sycamore within the past three years, see "Certain Relationships and Related Party Transactions."

(2)
Consists of 3,131,000 Shares held by Insight Venture Partners IV, L.P., 328,819 Shares held by Insight Venture Partners (Cayman) IV, L.P., 303,109 Shares held by Insight Venture Partners IV (Co-Investors), L.P. and 19,542 Shares held by Insight Venture Partners IV (Fund B), L.P. (collectively, "Insight Ventures"). Also includes options for 20,000 Shares held by Insight Venture Management, L.L.C., an affiliate of Insight Ventures, that are immediately exercisable or exercisable within 60 days of March 31, 2011. Insight Holdings Group, L.L.C. ("Insight Holdings") is the managing member of Insight Venture Associates IV, L.L.C. ("Insight Associates IV"), which in turn is the general partner of each of the partnerships of Insight Ventures. Jeffrey L. Horing, Deven Parekh and Peter Sobiloff are the members of the board of managers of Insight Holdings. Because Messrs. Horing, Parekh and Sobiloff are the members of the board of managers of Insight Holdings, Insight Holdings is the managing member of Insight Associates IV and Insight Associates IV is the general partner of each of the Insight Ventures, they have voting and dispositive power over these Shares. The foregoing is not an admission by Insight Associates IV or Insight Holdings that it is the beneficial owner of the Shares held by the partnerships of Insight Ventures. Each of Messrs. Horing, Parekh and Sobiloff disclaims beneficial ownership of the Shares except to the extent of his pecuniary interests in these entities. The address of the Insight entities is 680 Fifth Avenue, 8th Floor, New York, NY 10019.

(3)
Consists of 1,090,743 Shares held by RIMA Management, L.L.C. and Richard Mashaal. The address of RIMA Management L.L.C. and Richard Mashaal is 110 East 55th Street, Suite 1600, New York, New York 10022. RIMA Management L.L.C. and Richard Mashaal disclaim beneficial ownership except to the extent of their pecuniary interests therein.

(4)
Consists of 100,000 Shares held by Mr. Kolber in his personal capacity; 31,600 Shares held by Anfield Ltd., a company, wholly owned by Mr. Kollber; and 953,129 Shares held by Sycamore Technologies Venture Ltd. Mr. Kollber holds a small ownership interest in Shares held by Sycamore but is not deemed to "beneficially own" such Shares pursuant to the rules of the SEC.

(5)
Includes options for 904,178 Shares that are immediately exercisable or exercisable within 60 days of March 31, 2011. Includes warrants to purchase 82,778 Shares at an exercise price equal to $0.001 per Share that are immediately exercisable.

(6)
Includes options for 327,744 Shares that are immediately exercisable or exercisable within 60 days of March 31, 2011. Includes warrants to purchase 76,828 Shares at an exercise price equal to $0.001 per Share that are immediately exercisable. Also includes 487,748 Shares held by OZ Internet Technologies, L.L.P., which is wholly-owned by Mr. Zadikario.

(7)
Consists of options for 256,316 Shares that are immediately exercisable or exercisable within 60 days of March 31, 2011.

(8)
Consists of options for 61,700 Shares that are immediately exercisable or exercisable within 60 days of March 31, 2011.

(9)
Consists of options for 242,528 Shares that are immediately exercisable or exercisable within 60 days of March 31, 2011.

(10)
Consists of 3,829,382 Shares held by Sycamore. Mr. Barkat disclaims beneficial ownership of the Shares held by Sycamore except to the extent of his pecuniary interests therein.

(11)
Includes options for 20,000 Shares that are immediately exercisable or exercisable within 60 days of March 31, 2011. Also includes 590,940 Shares held by Cubit Investments Ltd. In addition, Mr. Gamzu holds a small ownership interest in Shares held by Sycamore but is not deemed to "beneficially own" such Shares pursuant to the rules of the SEC.

(12)
Consists of options for 50,672 Shares that are immediately exercisable or exercisable within 60 days of March 31, 2011.

(13)
Consists of options for 17,000 Shares that are immediately exercisable or exercisable within 60 days of March 31, 2011.

(14)
Includes 3,111,000 Shares of common stock held by Insight Ventures and options for 20,000 Shares held by Insight Venture Management, L.L.C., an affiliate of Insight Ventures, that are immediately exercisable or exercisable within 60 days of March 31, 2011. Mr. Parekh disclaims beneficial ownership of Shares held by Insight Ventures and the options held by Insight Venture Management, L.L.C. except to the extent of his pecuniary interest in these entities. See footnote (2) above for more information regarding Insight Ventures.

(15)
Consists of options for 10,000 Shares that are immediately exercisable or exercisable within 60 days of March 31, 2011.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership and changes in ownership of the Shares with the SEC, with a copy delivered to us.

        Based solely upon a review of the Section 16(a) reports and written representations from such persons, the Company believes that since the initial public offering in August 2010, all such SEC filing requirements were satisfied with the exception of amended Form 3 filed by Guy Gamzu reporting certain holdings inadvertently omitted from the initial filing thereof, late Form 4 filed by Mr. Gamzu with respect to a reportable transaction on February 28, 2011 and April 1, 2011 respectively and late Form 4 filed by Sycamore Technologies Ventures L.P. and Mr. Eli Barkat with respect to a reportable transaction on March 28, 2011.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

  Executive Summary and Executive Compensation Program Objectives

  2010 Corporate Performance

        Our annual revenue for 2010 was a record of $80.8 million, an increase of 24% over 2009. Cash flow from operating activities was $11.8 million. Net income was $10 million.

        In August 2010 we completed our initial public offering, raising approximately $56 million (net of expenses related to the offering).

        The Company finished 2010 with $21.5 million in cash and cash equivalents and $79.1 million in short term deposits, restricted cash and long term marketable securities. We have no debt on our balance sheet.

        During 2010, we launched our MediaMind v2.0 platform, featuring new data driven products and a superior user experience. We delivered campaigns during 2010 for approximately 9,000 brand advertisers, servicing approximately 3,800 media agencies and creative agencies across approximately 8,200 global web publishers in 64 countries throughout North America, South America, Europe, Asia Pacific, Africa and the Middle East.

        The objectives of our executive compensation program are to correlate executive compensation with the Company's business objectives, performance and the creation of shareholder value, and to enable the Company to attract, retain and reward key executive officers who contribute to its long-term success. We believe the total direct compensation our named executive officers received in 2010 as set forth in the Summary Compensation Table on page A-18 is consistent with and reflects these objectives in particular when taking into account our accomplishments during 2010 as detailed above.

  Executive Compensation Philosophy

        Our executive compensation program is designed to (i) align the interests of our executive officers with those of our stockholders, (ii) link individual rewards to attainment of pre-determined goals and (iii) attract, motivate and retain highly-qualified senior talent who can successfully deliver outstanding business performance. Therefore, we strive to motivate executives to achieve specific goals in accordance with annual initiatives set by our Board of Directors. Throughout this section, the individuals included in the "Summary Compensation Table" are referred to as the "named executive officers" or the "NEOs". References to "executives," "executive officers," "officers," or "employees" include these named executive officers and other persons who are employed by us or our subsidiaries.

        The members of our Compensation Committee are James Warner, who acts as chairman of the committee, Deven Parekh and Timothy I. Maudlin. Our Compensation Committee was established in January 2002.

        The Compensation Committee meets from time to time throughout the year. Additionally, the Compensation Committee may take action by written consent.

        The following Compensation Discussion and Analysis outlines additional details regarding our executive compensation program and policies.

  Elements of our Compensation Program

        Our compensation program is based on the pay-for-performance philosophy, emphasizing executive performance goals designed to support corporate objectives and strategy, as determined by our Board of Directors. In order to accomplish our objectives, a significant portion of each senior executive's total compensation opportunity is linked to and dependent upon corporate and individual performance. The Compensation Committee has reviewed and considered comparative compensation surveys in establishing compensation levels. Information regarding the surveys used can be found under caption "Factors considered—Benchmarking" below.

        Our Compensation Committee has not adopted any formal guidelines for allocating compensation between long-term and currently-paid-out compensation and between cash and non-cash compensation. However, the Compensation Committee did approve annual stock option awards guidelines. We believe that stock option awards are an important motivator in attracting and retaining employees in addition to salary and cash bonus awards. We determine the appropriate level for each component taking into consideration our recruiting and retention goals, our view of internal equity and consistency and other considerations we deem relevant, such as rewarding extraordinary performance. Historically, our Chief Executive Officer has provided to the Compensation Committee his views on the types and relative levels of compensation for his direct reports as well as his recommendations concerning each such executive officer. Our pay mix is designed to generally reflect market practice and is intended to provide our executive officers with competitive levels of current compensation and to encourage long-term retention of our executive talent.

        Each senior executive's compensation package is tailored to each individual and is intended to encourage executive performance that supports our organizational strategy. When setting the amount of compensation to be awarded to senior executives, other than the Chief Executive Officer, in a given year, the Compensation Committee considers the recommendations of our Chief Executive Officer as well as the relative proportion of total compensation delivered on a current and long-term basis and in the form of cash and equity prior to making changes to compensation levels. Chief Executive Officer compensation is determined by the Compensation Committee following a review of our corporate and the Chief Executive Officer's individual performance. The fundamental elements of our compensation program are:

  •
  base salary;

  •
  performance-based bonuses, consisting of

  •
  our management by objectives bonus ("MBO") program, which is based on attainment of individual objectives; and

  •
  a revenue-based bonus program, which is based on attainment of Company revenue goals;

  •
  long-term incentives—stock options; and

  •
  perquisites and other personal benefits.

        In determining the respective level of our base salary and performance-based bonuses, our Compensation Committee has generally sought to use performance-based elements to provide that increases in an executive's total compensation will reflect, encourage and reward superior performance.

        Base salary.    Our Compensation Committee is regularly consulted concerning the base salary of each named executive officer. In determining base salary and adjustments to it, we consider the relative importance and responsibility of the individual's position, our performance, the executive officer's overall individual performance and future potential, seniority, location and the level of base salaries paid in our industry.

        Performance-based bonuses.    Our named executive officers are generally eligible to receive performance-based bonuses which are correlated to their individual performance and our overall performance or the performance of a specific business unit in their area of responsibility. Individual performance is rewarded through our MBO program and company or business unit performance is rewarded through revenue-based bonuses. Proposals for the total target bonus and the respective portion of its two components are developed at the beginning of each year by our Chief Executive Officer in consultation with each executive officer, and are presented to our Compensation Committee for its review, consideration and approval. In determining the proposed ratio between the MBO program and the revenue-based bonus components, our Chief Executive Officer considers the nature of the executive officer's position, overall individual performance and future potential and our performance and business plan.

        MBO program.    Under the MBO program quarterly objectives are established, as described above, based on our annual projections and business plan, enabling us to measure progress and providing quarterly incentives to attain annual Company goals.

        The objectives for our named executive officers other than our Chief Executive Officer are determined through consultations between our Chief Executive Officer and the executive. Our Chief Executive Officer's MBO payments for 2010 were based on our Compensation Committee's assessment of his performance and the company's overall corporate performance for that year. For 2011, our Chief Executive Officer's objectives will be determined through consultation between our Chief Executive Officer and our Compensation Committee.

        MBO targets are derived from the company's strategic plan and are specific pre-established individual goals generally focused on each participant's area of responsibility and quarterly and annual business plan, with each objective assigned a specific weight. MBO individual target goal categories include specified product development and diversification, resource deployment, resolution of information technology issues, short-term market research, development and planning goals, plans regarding penetration in new territories directly or by engaging selling agents, and strategic plans such as public offerings, private placements or acquisitions. The MBO performance measures are designed to be reasonably attainable.

        MBO objectives are generally individually focused on each participant's areas of responsibility and quarterly and annual business plan, with each specified objective weighted and assigned a specific value. Payments, if any, are determined by the extent to which the specified goals are attained. In cases of extraordinary performance by the officer or the company, payments in excess of the targeted amounts may be made, subject to the approval of our Compensation Committee. We believe that the MBO program rewards efforts that enhance our performance by linking individual short-term cash incentive compensation to achievement of defined business objectives that are intended to be reasonably attainable if the executive performs up to our expectations. In 2010, our NEOs achieved an average of 90% of their targeted objectives.

        MBO awards for 2010 to Ms. Firon and Messrs. Trifon, Girling, Bloom and Zadikario are included in the "Non-Equity Incentive Plan Compensation" column in the "Summary Compensation Table" on page A-18 of this information statement.

        Revenue-based bonus program.    Targets based on company growth goals are set annually and quarterly in advance, with respect to overall company and business unit performance. The revenue-based bonus is paid to the extent the revenue objectives are attained and revenue in excess of the objective will result in payments in excess of the targeted opportunity amount. In 2010, Ms. Firon and Messrs. Trifon, Girling, Bloom and Zadikario were eligible for bonus payments based on the level of our global revenues, paid in monthly installments for Mr. Girling and in quarterly installments for all others. The revenue-based bonus of Mr. Girling was payable on a monthly basis, generally 30 days following the end of the month, as it comprised a more significant portion of his total compensation compared with our other NEOs. We believe that monthly payment to our VP of Global Sales provided a specific and immediate linkage between revenue achievement and individual reward.

        Revenue-based bonuses for Ms. Firon and Messrs. Trifon, Girling, Bloom and Zadikario, are included in the "Non-Equity Incentive Plan Compensation" column in the "Summary Compensation Table" on page A-18 of this information statement.

        Revenue-based bonuses are based on specific company growth goals and market strategy. Revenue-based performance metrics are set at levels necessary to motivate high business performance and support attainment of longer-term financial objectives. These targets, individually or together, are designed to be attainable if the executive and the company perform to expectations.

        We believe that quantitative disclosure of target levels under our MBO and revenue-based cash bonus programs would result in competitive harm to the company. Access to revenue growth goals would provide the company's competitors strategic information as to the company's short-term business planning and forecasting in the company's key geographic market areas.

        Long-term incentives.    Stock option grants enable us to grow and retain our staff and to provide our executive officers with the opportunity to acquire and maintain an equity interest in MediaMind and to share in the appreciation in our value. We believe that stock options align executives' interests with stockholders' interests by creating a link between executive compensation and stockholder return. Our stock options typically vest over time in order to encourage a long-term perspective and promote retention of our key employees.

        Many of our employees, including our executive officers, are allocated options based on level of experience, seniority, position within the organization and on industry practice. We generally have made option grants up to four times a year in order to include new hires in our equity-based program and in connection with the promotion of or to recognize superior performance by existing employees. We have established guidelines for annual stock options awards to our executive officers. In determining the amount of individual grants, we may take into account various factors, including individual past performance and potential, an individual's responsibilities and prior equity-based grants.

        The authority to make equity grants to our executive officers rests with our Compensation Committee, which considers the recommendations of our Chief Executive Officer and Chief Financial Officer in making those grants, based on grant guidelines, specifying the grant per position and seniority.

        Perquisites and other personal benefits.    We provide certain of our executive officers with perquisites that we believe are reasonable and in the best interest of our stockholders. Such perquisites may include relocation benefits, a company-provided automobile and parking. In addition, all employees in Israel, including our named executive officers stationed there, are eligible for customary pension, insurance and severance benefits, commonly referred to as "social benefits."

        Severance.    We believe that it is appropriate to provide severance pay to executives whose employment is involuntarily terminated by us without cause to provide transition income replacement. We also provide termination benefits required by law. Existing severance arrangements currently vary among executive officers based on their individual agreements and laws and regulations in their country of residence. These severance arrangements are described under the heading "Potential Payments Upon Termination of Employment or Change in Control—Employment agreements."

Employment Agreements

        We have entered into an employment agreement with each of our named executive officers. Each named executive officer has agreed to certain obligations, including non-disclosure of confidential information, non-solicitation of employees and non-competition. See the narrative following the "Summary Compensation Table."

Tax Deductibility

        We believe that we have generally structured our executive compensation in a tax efficient manner. However, to date we have not adopted a policy requiring all compensation to be tax deductible.

  How Each Element Fits Into our Overall Compensation Objectives and Affects Other Elements of Compensation

        Consistent with our philosophy that a significant amount of the executive officers' compensation should be directly linked to the performance of the Company and align the interests of executive officers with the long-term interests of shareholders, a large portion of the executives' compensation is based on the Company achieving certain performance targets. The variable compensation is higher for those executive who are in charge of the revenue stream.

  Factors Considered—Benchmarking

        The Compensation Committee conducts an annual review of the executive compensation program and utilizes peer and survey group data to help set proper compensation levels. The Compensation Committee received for its review an analysis comparing our executive officers' compensation with comparable executives based on compensation data published in the IPAS High Technology Survey. The list of companies that participated in the IPAS high Technology Survey is attached as Schedule A to our Proxy Statement filed on April 14, 2011.

        In addition, the Compensation Committee received for its review an analysis comparing our executive officers' compensation with comparable executives based on compensation data published in the Zviran Salary Survey which is the most comprehensive salary survey in Israel's hi-tech & IT industries. The list of companies that participated in the Zviran Salary Survey is attached as Schedule B to our Proxy Statement filed on April 14, 2011.

        The Compensation Committee verified that all executive compensation packages were within the range for comparable roles presented in the abovementioned surveys.

  Role of Executive Officers in Determining Executive Compensation

        The Compensation Committee annually assesses the performance of, and determines the base salary and incentive compensation for, the Company's President and Chief Executive Officer. The Company's President and Chief Executive Officer recommends to the Compensation Committee annual base salary and incentive compensation adjustments for the other executive officers.

Executive Compensation Tables

        The following table sets forth information concerning the compensation paid to our named executive officers for our fiscal year ended December 31, 2010.

2010 Summary Compensation Table

Name and Position Principal(1)	Year	Salary ($)	Bonus ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)		Total
Gal Trifon,	2010	285,209	—	—	189,778	(4)	54,745	(5)	529,732
President and Chief Executive	2009	229,179	20,000	232,905	242,213	(4)	47,538	(6)	771,835
Officer
Sarit Firon,	2010	246,813	—	—	118,482	(7)	28,191	(5)	393,486
Chief Financial Officer	2009	211,382	14,000	116,452	86,449	(7)	6,986	(6)	435,269
Joe Girling,	2010	179,838	—	—	152,035	(8)	7,752	(5)	339,625
General Manager, International	2009	162,330	18,000	116,452	212,981	(8)	6,133	(6)	515,896
Ofer Zadikario,	2010	190,687	—	—	59,878	(9)	46,349	(5)	296,914
Chief Solutions Officer	2009	156,785	16,000	116,452	52,184	(9)	40,959	(5)	382,380
Andrew Bloom,	2010	200,000	—	—	89,463	(10)	5,389	(5)	294,852
Vice President of Strategic Business
Development(11)

(1)
Some of our executives' compensation is paid in the local currency of their place of residence, and converted to US dollars here for comparison purposes. Mr. Girling's salary and other compensation (excluding the revenue based bonus) was paid in GBP and Messrs. Trifon's and Zadikario's salaries and other compensation (excluding the Non-Equity Incentive Plan Compensation) are paid in NIS. The currencies were converted based on the average representative exchange rate of 2010 of 0.6486 for GBP and 3.729 for NIS.

(2)
Represents discretionary bonus payments.

(3)
Assumptions used in the calculation of these amounts are included in Note 8 "Stockholders' Equity," to the financial statements included in our annual report for the fiscal year 2010. Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

(4)
Represents management by objectives bonus ($98,349 and $91,746) and revenue-based bonus ($143,864 and $98,032) for the years ended December 31, 2009 and 2010, respectively.

(5)
Represents social benefits ($5,389 for Ms. Firon and $41,420, $29,076, $5,389 and $7,752 for Messrs. Trifon, Zadikario, Bloom and Girling, respectively), automobile allowance ($600 for Ms. Firon and $13,325 and $17,273 for Messrs. Trifon and Zadikario, respectively), and relocation bonus ($22,202) for Ms. Firon.

(6)
Represents social benefits ($4,476 for Ms. Firon and $36,095, $25,768, $28,362 and $6,133 for Messrs. Trifon, Zadikario, Rahav and Girling, respectively) and automobile allowance ($2,510 for Ms. Firon and $11,443, $15,191 and $10,663 for Messrs. Trifon, Zadikario and Rahav, respectively).

(7)
Represents management by objectives bonus ($53,559 and $79,269) and revenue-based bonus ($32,890 and $39,213) for the years ended December 31, 2009 and 2010, respectively.

(8)
Represents management by objectives bonus ($10,515 and $6,717) and revenue-based bonus ($202,466 and $145,318) for the years ended December 31, 2009 and 2010, respectively.

(9)
Represents management by objectives bonus ($17,146 and $32,429) and revenue-based bonus ($35,038 and $27,449) for the years ended December 31, 2009 and 2010, respectively.

(10)
Represents management by objectives bonus ($55,090) and revenue-based bonus ($34,373) for the year ended December 31, 2010.

(11)
Mr. Bloom joined the Company on September 1, 2009 and did not become a NEO until 2010.

  Employment Agreements

        Gal Trifon.    MediaMind Technologies Ltd. (formerly known as Eyeblaster Ltd.) has entered into an employment agreement effective as of October 1, 2007 as amended as of January 1, 2010, with Mr. Trifon, our CEO. The agreement was amended and restated as of June 15, 2011, subject to, and effective as of, the consummation of the Merger. The following description is of the agreement that currently is in effect. For additional information about the amended and restated agreement, see the Schedule 14D-9 ("Item 3—Stock Options and Employment Agreements" and footnote 3 of "Item 8(h)—Golden Parachute Compensation").

        Term; compensation.    Mr. Trifon's employment with us will continue until either party terminates the employment relationship, provided that Mr. Trifon is required to provide a six-month notice of his voluntary resignation to us. His agreement provides for an annual base salary of 1,036,200 NIS and quarterly bonuses as determined by our Board of Directors based upon predefined MBOs. Mr. Trifon is also eligible for an annual bonus based upon our global revenues, paid in quarterly installments.

        Managers' insurance policy/further education fund.    Under Mr. Trifon's employment agreement we will pay a sum of up to 15.83% of Mr. Trifon's base salary toward a managers' insurance policy for his benefit as is customary for Israeli employees and in addition we will deduct 5% of Mr. Trifon's base salary as his contribution to the policy. We will also pay an amount equal to 7.5% of his base salary into a further education fund account for his benefit as is customary for Israeli employees and in addition will deduct 2.5% of Mr. Trifon's base salary as his contribution to the policy.

        Severance; change in control; liquidation event.    If Mr. Trifon's employment is terminated for any reason other than for cause, he will be entitled to receive any amounts in his managers' insurance policy and further education fund account and a pro rata bonus and he will be entitled to exercise his vested stock options until the 10th anniversary of the date of grant. In the event of a change in control or a liquidation event, 50% of any unvested options held by Mr. Trifon will become immediately exercisable. The remaining 50% of his unvested options will vest over the following 12 months. If Mr. Trifon is terminated by us during the 12-month period following a change in control, his unvested options will become immediately exercisable. If Mr. Trifon's employment with us is terminated for cause, he will be entitled only to termination benefits required by law, if any, and the portion of his managers' insurance policy which he personally contributed.

        If Mr. Trifon's employment is terminated due to a disability or he is terminated by us without cause, he will also be entitled to any termination benefits required by law, and in addition, any such termination must be preceded by a six-month notice. During this six-month period he will be entitled to his regular base salary and benefits, including the right to exercise stock options under any agreements with us. We may, at our discretion, choose to pay Mr. Trifon in lieu of continuing his employment through the notice period, in which case Mr. Trifon would be entitled to receive his monthly base salary and to exercise all of the options that would have vested during such period.

        Restrictive covenants.    Mr. Trifon has agreed not to disclose our confidential information without our prior authorization. Mr. Trifon has also agreed not to solicit our customers, advertisers, employees or independent contractors and not to compete with us or directly or indirectly own or become a greater than 5% stockholder in any company that is competitive with us. The restrictions on competition and solicitation will be effective for a period of 18 months after his employment with us terminates for any reason. Mr. Trifon also agreed to assign to us all intellectual property conceived by him in the course of his employment as well as to pursue patents and assign them to us at our request. Mr. Trifon also agreed to preserve our trade secrets both during and after employment with us.

        Sarit Firon.    We entered into an employment agreement dated April 30, 2008, as amended as of January 1, 2010 and on November 1, 2010, with Sarit Firon, our Chief Financial Officer.

        Term; compensation.    Ms. Firon's employment with us will continue until either party terminates the employment relationship with 30 days prior notice. Her agreement provides for an annual base salary in the entire amount of $250,000 and quarterly bonuses as determined by our Chief Executive Officer based upon predefined MBOs. Ms. Firon is also eligible for a quarterly bonus based upon our global revenues.

        Severance; change in control; liquidation event.    In the event of a change in control or a liquidation event, 50% of any unvested options held by Ms. Firon will be subject to accelerated vesting and will become immediately exercisable. The remaining 50% of her unvested options will vest over the next 12 months. If Ms. Firon is terminated by us during the 12-month period following a change in control, her unvested options will become immediately exercisable.

        If Ms. Firon's employment is terminated for any reason other than for cause, she will be entitled to any earned but unpaid cash entitlements and will receive severance pay equal to the sum of three times her monthly base salary and the revenue-based bonus due to her to with respect to the three months preceding termination date, and any other benefits due to her will be determined in accordance with our plans, policies and practices then in effect.

        If Ms. Firon's employment is terminated for cause or due to a disability, she will be entitled to any earned but unpaid cash entitlements and any other benefits due to her will be determined in accordance with our plans, policies and practices then in effect.

        Restrictive covenants.    Ms. Firon also executed a Confidentiality, Non-Solicitation and Intellectual Property Agreement in which she agreed not to disclose our confidential information without our prior authorization. Ms. Firon also agreed not to solicit our customers, advertisers, employees or independent contractors and not to compete with us or directly or indirectly own or become a greater than 5% stockholder in any company that is competitive with us. The restrictions on competition and solicitation will be effective for a period of 18 months after her employment with us terminates for any reason. Ms. Firon also agreed to assign to us all intellectual property conceived by her in the course of her employment.

        In November 2010, as a result of Ms. Firon's plan to relocate to Israel, her agreement was amended to an annual base salary of NIS 840,000. As of January 1, 2011, this agreement was terminated by mutual agreement and replaced with an Agreement between Ms. Firon and MediaMind

Technologies Ltd. due to her relocation. This Agreement provides for an annual base salary of 840,000 NIS and quarterly bonuses as determined by our Chief Executive Officer based upon predefined MBOs. Ms. Firon is also eligible for an annual bonus based upon our global revenues.

        Joe Girling.    MediaMind Technologies Ltd. (formerly Eyeblaster Ltd.), our wholly-owned subsidiary in the U.K., entered into an employment agreement, dated as of January 20, 2009, as amended as of January 1, 2010, with Joe Girling, our former General Manager, International. Mr. Girling's employment with us terminated as of May 12, 2011. The following description of his employment agreement reflects the status of the agreement prior to such termination.

        Term; compensation.    Mr. Girling's employment with us will continue until either party terminates the employment relationship. His agreement also includes a provision for the payment of an annual base salary of £116,640 and quarterly bonus based upon predefined MBOs. Mr. Girling is also entitled to a monthly bonus based on our overall revenue.

        Severance; change in control; liquidation event.    As consideration for Mr. Girling agreeing to the restrictive covenants set forth below, we agreed to pay him 10% of his monthly salary for the first three months following termination of his employment. Further, for the first four years of Mr. Girling's employment, either party may terminate the employment agreement with one month's notice, provided that we may pay Mr. Girling in lieu of continuing his employment. If Mr. Girling's employment is terminated for any reason other than for cause, he will be entitled to severance pay equal to the sum of 25% of his annual fixed salary and of the revenue-based bonus due to Mr. Girling with respect to the three months preceding termination date. In the event of a change in control, 30% of any unvested options held by Mr. Girling will be subject to accelerated vesting and will become immediately exercisable. The remaining 70% of his unvested options will continue to vest in accordance with the original vesting period. If Mr. Girling is terminated by us during the 12-month period following a change in control, 50% of his unvested options at the date of termination will become immediately exercisable.

        Garden leave.    At our discretion, in the event that either we or Mr. Girling give notice of termination or if he seeks to resign without notice or with shortened notice, we may require him to take "garden leave" until the date of his termination. During this period of garden leave, Mr. Girling will still be bound by all the terms of his employment agreement, but he may not attend our premises or perform any work for us without our prior authorization. Mr. Girling will continue to collect full salary through the garden leave period.

        Restrictive covenants.    Mr. Girling agreed not to disclose our confidential information without our prior authorization. Mr. Girling also agreed not to solicit our employees, independent contractors or clients, with whom Mr. Girling dealt personally and not to directly or indirectly compete with us. The restrictions on competition and solicitation will be effective for a period of 12 months after his employment with us terminates for any reason. Mr. Girling also agreed to assign to us all intellectual property conceived by him in the course of his employment, as well as to pursue patents and assign them to us at our request.

        Ofer Zadikario.    Our subsidiary, MediaMind Technologies Ltd. (formerly known as Eyeblaster Ltd.) entered into an employment agreement, dated as of April 26, 2007, as amended as of January 1, 2010, with Ofer Zadikario, our Chief Solutions Officer. The agreement was amended and restated as of June 15, 2011, subject to, and effective as of, the consummation of the Merger. The following description is of the agreement that currently is in effect. For additional information about the amended and restated agreement, see the Schedule 14D-9 ("Item 3—Stock Options and Employment Agreements" and footnote 3 of "Item 8(h)—Golden Parachute Compensation").

        Term; compensation.    Mr. Zadikario's employment agreement with us will continue until either party terminates the employment relationship. His agreement provides for the payment of an annual base salary of 720,000 NIS and a quarterly bonus opportunity based on predetermined MBOs. Mr. Zadikario is also eligible for a quarterly bonus based upon our global revenues.

        Managers' insurance policy/further education fund.    Mr. Zadikario's employment agreement provides the social benefits described above for Mr. Trifon.

        Severance; change in control; liquidation event.    Mr. Zadikario is entitled to the same severance, change in control and liquidation event benefits summarized above for Mr. Trifon, except that no pro rata bonus shall be paid to Mr. Zadikario upon termination of employment.

        Restrictive covenants.    Mr. Zadikario agreed not to disclose our confidential information without our prior authorization. Mr. Zadikario also agreed not to solicit our employees or independent contractors or to compete with us or directly or indirectly own or become a greater than 5% stockholder in any company that is competitive with us. The restrictions on competition and solicitation will be effective for a period of 18 months after his employment with us has been terminated for any reason. Mr. Zadikario also agreed to assign to us and keep confidential all intellectual property, conceived by him in the course of his employment, as well as to pursue patents and assign them to us at our request. Mr. Zadikario also agreed to preserve our trade secrets both during and after employment with us.

        As of April 1, 2011, Mr. Zadikario's annual base salary was increased to 792,000 NIS.

        Andrew Bloom.    We entered into an employment agreement, dated July 27, 2009, with Andrew Bloom, our Vice President of Strategic Business Development.

        Term; compensation.    Mr. Bloom's employment with us will continue until either party terminates the employment relationship. His agreement provides for an annual base salary of $200,000 and quarterly bonuses as determined by our Chief Executive Officer based upon predefined MBOs. Mr. Bloom is also eligible for a quarterly bonus based upon our global revenues.

        Severance; change in control; liquidation event.    If Mr. Bloom's employment is terminated for any reason other than for cause, he will receive, in addition to his severance entitlement under law, a lump sum severance pay equal to the sum of three months of his base salary and the revenue-based bonus due to him to with respect to the three months preceding termination date.

        In the event of a change in control, 30% of any unvested options held by Mr. Bloom will be subject to accelerated vesting and will become immediately exercisable. The remaining 70% of his unvested options will vest in accordance with the original vesting schedule. If Mr. Bloom is terminated by us during the 12-month period following a change in control, 50% of his unvested options will become immediately exercisable.

        Restrictive covenants.    Mr. Bloom also agreed not to disclose our confidential information without our prior authorization. Mr. Bloom has also agreed not to solicit our employees or independent contractors or to compete with us or directly or indirectly own or become a greater than 5% stockholder in any company that is competitive with us. The restrictions on competition and solicitation will be effective for a period of 18 months after his employment with us has been terminated for any reason. Mr. Bloom also agreed to assign to us and keep confidential all intellectual property, conceived by him in the course of his employment, as well as to pursue patents and assign them to us at our request. Mr. Bloom also agreed to assign to us all intellectual property conceived by him in the course of his employment.

        As of April 1, 2011, Mr. Bloom's annual base salary was increased to $230,000.

 2010 Grants of Plan-Based Awards

        The following table sets forth information concerning grants of plan-based awards made to our named executive officers during the fiscal year ended December 31, 2010.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
	Grant Date
Name		Threshold($)	Target ($)
Gal Trifon	NA	NA	$100,000	(2)
	NA	NA	100,000	(3)
Sarit Firon	NA	NA	64,000	(2)
	NA	NA	40,000	(3)
Joe Girling	NA	NA	15,470	(2)
	NA	NA	152,460	(3)
Ofer Zadikario	NA	NA	24,000	(2)
	NA	NA	28,060	(3)
Andres Bloom	NA	NA	50,000	(2)
	NA	NA	50,000	(3)

(1)
Reflects incentive opportunities for the 2010 fiscal year under our performance-based program; the program has no maximum payout limit. If performance exceeds target, the payout is determined based on actual performance attained.

(2)
Represents management by objectives bonus target.

(3)
Represents revenue-based bonus target.

 2010 Outstanding Equity Awards at Fiscal Year-End

        The following table sets forth information concerning unexercised options for our named executive officers outstanding as of December 31, 2010.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Gal Trifon	82,778	—		$0.001	10/23/2011
	90,000	—		0.005	1/1/2012
	100,000	—		1.35	6/15/2014
	200,000	—		2.13	12/29/2015
	30,000	—		2.55	10/15/2016
	376,860	23,140	(1)	5.65	10/9/2017
	63,344	16,656	(2)	5.11	2/11/2019
Sarit Firon	174,870	18,816	(3)	5.65	10/9/2017
	31,680	8,320	(2)	5.11	2/11/2019
	21,888	8,112	(4)	8.75	11/11/2019
Joe Girling	60,000	—		2.55	10/15/2016
	143,340	16,660	(1)	5.65	10/9/2017
	18,368	21,632	(2)	5.11	2/11/2019
Ofer Zadikario	76,828	—		0.001	10/23/2011
	25,016	—		0.005	1/1/2012
	40,000	—		1.35	6/15/2014
	50,000	—		2.13	12/29/2015
	30,000	—		2.55	10/15/2016
	131,900	8,100	(1)	5.65	10/9/2017
	31,680	8,320	(2)	5.11	2/11/2019
Andrew Bloom	43,772	96,228	(5)	5.11	7/28/2019

(1)
Vests in monthly installments until the option has fully vested in May 2011.

(2)
Vests in monthly installments until the option has fully vested in February 2013.

(3)
Vests in monthly installments until the option has fully vested in August 2011.

(4)
Vests in monthly installments until the option has fully vested in November 2013.

Option Exercises and Stock Vested in Fiscal 2010

        Our named executive officers did not exercise any stock options during our fiscal year ended December 31, 2010.

Pension Plans and Deferred Compensation

        We do not maintain any qualified or non-qualified defined benefit plans or non-qualified deferred compensation arrangements for the benefit of any of our named executive officers.

Potential Payments upon Termination of Employment or Change in Control

        The following narrative and tabular disclosure describes the potential payments and benefits under our compensation and benefit plans and arrangements to which our named executive officers would be entitled upon termination of employment or a change in control, assuming the termination of employment or change in control occurred on December 31, 2010 based on compensation levels then in effect. The named executive officers have entered into employment agreements and have received option grants under our plan, both of which provide for payments or the delivery of benefits upon a termination of employment or change in control. There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, including changes in stock price and salary levels, any actual payments and benefits may be different.

        Employment agreements.    Mr. Trifon's employment agreement provides that he is entitled to receive the amounts contained in his managers' insurance policy and further education fund and a pro rata bonus upon termination of his agreement by either party, other than for cause. Upon termination of Mr. Trifon's employment by us, other than for cause, Mr. Trifon will also be entitled to severance pay required by Israeli law (to the extent such pay is not already included in his managers' insurance policy). If Mr. Trifon's employment is terminated due to his disability, he will be entitled to termination payments as if his employment was terminated by us other than for cause. Further, if Mr. Trifon's employment is terminated other than for cause, he will be entitled to exercise his vested options until 10 years from the date of grant. In the event of a change in control or liquidation event, 50% of his unvested options will become immediately exercisable and the remaining 50% will vest over the next 12 months. If Mr. Trifon is terminated by us during the 12-month period following a change in control, his unvested options will become immediately exercisable. Either party may terminate the employment relationship with 6-months prior notice. During this notice period, Mr. Trifon will continue to receive his salary and regular benefits, including the right to exercise stock options under any agreement with us, unless, at our discretion, we choose to pay Mr. Trifon in lieu of continuing his employment through the notice period, in which case he would be entitled to receive his monthly base salary and to exercise all of the options that would have vested during the notice period. In the event Mr. Trifon is terminated for cause, he will be entitled to severance pay to the extent required by law and the portion of the managers' insurance policy to which he personally contributed.

        Ms. Firon's employment agreement, summarized above, provides that in the event of a change in control or liquidation event, her stock options are subject to the treatment summarized above for Mr. Trifon (including with respect to termination following the change in control).

        Mr. Girling's employment agreement, summarized above, provided for a notice period of one month. At our discretion, we were entitled to choose to pay Mr. Girling in lieu of employing Mr. Girling through this notice period.

        Mr. Zadikario, whose employment agreement is summarized above, is generally entitled to termination benefits similar to the benefits summarized above for Mr. Trifon.

        Mr. Bloom's employment agreement, summarized above, provides for a notice period of 30 days. If Mr. Bloom's employment is terminated for any reason other than for cause (including disability), he will receive a lump sum severance pay equal to the sum of three months of his base salary.

        In the event of a change in control, 30% of any unvested options held by Mr. Bloom will be subject to accelerated vesting and will become immediately exercisable. The remaining 70% of his unvested options will vest in accordance with the original vesting schedule. If Mr. Bloom is terminated by us during the 12-month period following a change in control, 50% of his unvested options will become immediately exercisable.

        2007 Stock Option and Incentive Plan.    In the event of a change in control of MediaMind, in which we are not the surviving entity and in which outstanding plan awards are not assumed by the surviving entity, all restrictions applicable to such awards will lapse, and all outstanding options will become immediately exercisable 15 days prior to the consummation of the transaction. Any exercise of an option in this period will be contingent on the occurrence of the change in control. Under this plan, prior to the consummation of a change in control our Board of Directors will determine whether any special acceleration provisions should be implemented.

        The award agreements under this plan provide for the forfeiture of options in the event that the option holder violates the Non-Competition/NonDisclosure/Development Agreement signed in connection with the holder's employment with us.

 Potential Payments upon Termination of Employment or Change in Control

Name and Principal Position	Cash Severance Payment ($)		Continuation of Medical/ Welfare Benefits (present value) ($)	Acceleration and Continuation of Equity Awards ($)(1)		Total Termination Benefits ($)
Gal Trifon
President, Chief Executive Officer
Voluntary retirement	384,945	(3)	—	293,646		678,591
Involuntary termination(2)	397,253	(4)	—	293,646		690,899
Involuntary termination after change in control(2)	397,253	(4)	—	329,435	(5)	726,688
Change in control, no termination	—		—	164,718	(6)	164,718
Liquidation event, no termination	—		—	164,718	(6)	164,718
Disability	397,253	(4)	—	293,646		690,899
Sarit Firon
Chief Financial Officer
Voluntary retirement	69,225	(7)	449	—		69,674
Involuntary termination(2)	69,225	(7)	449	—		69,674
Involuntary termination after change in control(2)	69,225	(7)	449	263,134	(5)	332,808
Change in control, no termination	—		—	131,567	(6)	131,567
Liquidation event, no termination	—		—	131,567	(6)	131,567
Disability	—		—	—		—
Joe Girling(11)
General Manager, International
Voluntary retirement	112,913	(8)	209	—		113,122
Involuntary termination(2)	112,913	(8)	209	—		113,122
Involuntary termination after change in control(2)	112,913	(8)	209	160,020	(9)	273,142
Change in control, no termination	—		—	96,012	(10)	96,012
Liquidation event, no termination	—		—	—		—
Disability	—		—	—		—
Ofer Zadikario
Chief Solutions Officer
Voluntary retirement	358,946	(3)	—	118,838		477,784
Involuntary termination(2)	428,979	(4)	—	118,838		547,817
Involuntary termination after change in control(2)	428,979	(4)	—	136,715	(5)	565,694
Change in control, no termination	—		—	68,358	(6)	68,358
Liquidation event, no termination	—		—	68,358	(6)	68,358
Disability	428,979	(4)	—	118,838		547,817
Andrew Bloom
Vice President of Strategic Business Development
Voluntary retirement	81,829	(8)	449	—		82,278
Involuntary termination(2)	81,829	(8)	449	—		82,278
Involuntary termination after change in control(2)	81,829	(8)	449	413,540	(9)	495,818
Change in control, no termination	—		—	248,124	(10)	248,124
Liquidation event, no termination	—		—	—		—
Disability	81,829	(8)	—	—		81,829

(1)
Amounts reflect the intrinsic value of accelerated options based on a year-end fair market value of $13.70.

(2)
Assuming involuntary termination is without cause.

(3)
Represents severance pay accumulated under the executive's managers' insurance policy and 6 months of notice.

(4)
Represents severance pay required by Israeli law (and at least the severance pay accumulated under the executive's managers' insurance policy) and 6 months of notice.

(5)
Represents the immediate vesting of all unvested options held by the executive if involuntarily terminated during the 12 months following a change in control.

(6)
Represents the immediate vesting of 50% of the options held by the executive not vested at the time of the closing of a change in control or liquidation event.

(7)
Represents 30 days of notice.

(8)
Represents severance pay and 30 days of notice.

(9)
Represents the immediate vesting of 50% of the options held by the executive not vested at the time of the closing if involuntarily terminated during the 12 months following a change in control.

(10)
Represents the immediate vesting of 30% of the options held by the executive not vested at the time of the closing of a change in control.

(11)
Mr. Girling's employment with us terminated as of May 12, 2011. The amounts included in this table reflect the amounts to which he would have been entitled had his employment terminated as of December 31, 2010 under the specified circumstances.

        Accrued pay and regular retirement benefits.    The amounts shown in the table above do not include payments and benefits to the extent they are provided on a non-discriminatory basis to salaried employees generally upon termination of employment, including, with respect to Messrs. Trifon and Zadikario, manager's insurance policy (other than severance) and further education fund.

ANNEX B

June 15, 2011

The Board of Directors
MediaMind Technologies Inc.
135 West 18th Street, 5th Floor
New York, NY 10011

Members of the Board:

        We understand that MediaMind Technologies Inc. (the "Company"), DG FastChannel, Inc. ("Parent") and DG Acquisition Corp. VII, a wholly owned subsidiary of Parent ("Merger Subsidiary"), have entered into an Agreement and Plan of Merger, dated as of June 15, 2011 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Merger Subsidiary of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $0.001 per share, of the Company ("Company Common Stock"), for $22.00 per share and (ii) the subsequent merger of Merger Subsidiary with and into the Company (the "Merger" and, together with the Tender Offer, the "Transaction"). Pursuant to the Merger, the Company will become a wholly owned subsidiary of Parent and each outstanding share of Company Common Stock, other than shares held in treasury or held by Parent or any subsidiary of Parent, or as to which dissenters' rights have been perfected, will be converted into the right to receive $22.00 in cash. The terms and conditions of the Tender Offer and Merger are more fully set forth in the Merger Agreement.

        You have asked for our opinion as to whether the consideration to be received by the holders of shares of Company Common Stock, other than Parent or any affiliate of Parent or any affiliates of the Company who have executed the Tender and Voting Agreement (as defined below), (the "Holders") pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

        For purposes of the opinion set forth herein, we have reviewed the Merger Agreement, the Tender and Voting Agreement, dated as of June 15, 2011, among Parent, Merger Subsidiary and the stockholders of the Company listed therein (the "Tender and Voting Agreement"), and certain publicly available financial statements and other business and financial information of the Company. We have also reviewed certain financial projections and operating data prepared by the management of the Company (the "Company Projections") and certain publicly available research analyst reports for the Company. Additionally, we discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company. We also reviewed the historical market prices and trading activity for Company Common Stock and compared the financial performance of the Company and the prices and trading activity of Company Common Stock with that of certain other selected publicly-traded companies and their securities. In addition, we reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

        In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, us by the Company. With respect to the Company Projections, we have been advised by the management of the Company, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and other matters covered thereby. We have assumed that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement, without any modification or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. In addition, we have relied, without independent verification, upon the assessments of the management of the Company as to the existing and future technology and products of the Company and the risks associated with such technology and products.

        We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services payable upon rendering of this opinion. We will also receive an additional, larger fee if the Tender Offer is consummated. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities arising out of our engagement. During the two year period prior to the date hereof, no material relationship existed between Qatalyst or any of its affiliates and the Company or Parent pursuant to which compensation was received by Qatalyst or its affiliates; however Qatalyst or its affiliates may in the future provide investment banking and other financial services to the Company and Parent or any of their respective affiliates for which we would expect to receive compensation.

        Qatalyst provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Parent or certain of their respective affiliates.

        This opinion has been approved by our opinion committee in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. This opinion does not constitute a recommendation as to whether any Holder should tender shares of Company Common Stock in connection with the Tender Offer or how any Holder should vote with respect to the Merger or any other matter and does not in any manner address the prices at which Company Common Stock will trade at any time.

        Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. Our opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the Holders pursuant to the Merger Agreement and we express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to such consideration.

        Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the Holders pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

Yours faithfully,

QATALYST PARTNERS LP